UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2015

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                X          Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                               No                X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                               No                X

TEEKAY CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

ITEM 1  -    FINANCIAL STATEMENTS

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended
	March 31,
	2015	2014
	$	$

Revenues	545,862	506,494

Voyage expenses	(25,670)	(35,012)
Vessel operating expenses	(184,203)	(201,186)
Time-charter hire expense	(24,927)	(16,292)
Depreciation and amortization	(112,704)	(103,458)
General and administrative	(37,954)	(37,878)
Asset impairments (note 7b)	(15,496)	-
Gain (loss) on sale of vessels, equipment and other assets (note 7a)	1,643	(162)
Restructuring charges (note 12)	(9,126)	(639)
Income from vessel operations	137,425	111,867

Interest expense	(51,346)	(49,333)
Interest income	1,530	1,783
Realized and unrealized loss on non-designated derivative instruments (note 15)	(83,386)	(47,248)
Equity income	20,749	27,494
Foreign exchange gain (loss) (note 8 and 15)	17,510	(894)
Other income (note 13)	375	8,251
Net income before income taxes	42,857	51,920
Income tax recovery (expense) (note 16)	995	(2,798)
Net income	43,852	49,122
Less: Net income attributable to non-controlling interests	(53,616)	(49,610)
Net loss attributable to shareholders of Teekay Corporation	(9,764)	(488)

Per common share of Teekay Corporation (note 17)
• Basic loss attributable to shareholders of Teekay Corporation	(0.13)	(0.01)
• Diluted loss attributable to shareholders of Teekay Corporation	(0.13)	(0.01)
• Cash dividends declared	0.3163	0.3163
Weighted average number of common shares outstanding (note 17)
• Basic	72,549,068	71,328,577
• Diluted	72,549,068	71,328,577

  The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2015	2014
	$	$
Net income	43,852	49,122

Other comprehensive (loss) income:
Other comprehensive income (loss) before reclassifications
Unrealized (loss) gain on marketable securities	(212)	79
Unrealized loss on qualifying cash flow hedging instruments	(972)	(552)
Pension adjustments, net of taxes	(92)	(713)
Foreign exchange loss on currency translation	(479)	(87)
Amounts reclassified from accumulated other comprehensive income (loss)
To equity income:
Realized loss on qualifying cash flow hedging instruments	362	-
Other comprehensive loss	(1,393)	(1,273)
Comprehensive income	42,459	47,849
Less: Comprehensive income attributable to non-controlling interests	(53,210)	(49,253)
Comprehensive loss attributable to shareholders of Teekay Corporation	(10,751)	(1,404)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share amounts)

	As at	As at
	March 31,	December 31,
	2015	2014
	$	$
ASSETS
Current
Cash and cash equivalents (note 8)	684,511	806,904
Restricted cash	106,808	33,653
Accounts receivable, including non-trade of $34,603 (2014 - $49,707) and related party balance of $41,186 (2014 - $38,616)	361,290	378,193
Assets held for sale (notes 7a and 11)	5,000	-
Net investment in direct financing leases (note 5)	24,574	20,823
Prepaid expenses and other	79,021	69,470
Current portion of loans to equity accounted investees	28,128	26,209
Total current assets	1,289,332	1,335,252
Restricted cash - non-current	48,982	85,698

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $2,699,832 (2014 - $2,627,499)	7,898,984	6,307,971
Vessels under capital leases, at cost, less accumulated amortization of $52,284 (2014 – $50,898)	90,500	91,776
Advances on newbuilding contracts and conversion costs (note 10a)	693,329	1,706,500
Total vessels and equipment	8,682,813	8,106,247
Net investment in direct financing leases - non-current (note 5)	677,852	684,130
Loans to equity accounted investees and joint venture partners, bearing interest between nil to 8%	219,013	227,217
Derivative assets (note 15)	10,967	14,415
Equity accounted investments (notes 4b and 4c)	847,408	873,421
Other non-current assets	266,886	274,595
Intangible assets – net	91,697	94,666
Goodwill	168,571	168,571
Total assets	12,303,521	11,864,212
LIABILITIES AND EQUITY
Current
Accounts payable	46,716	85,290
Accrued liabilities	407,836	394,759
Current portion of derivative liabilities (note 15)	225,716	203,957
Current portion of long-term debt (note 8)	849,513	654,134
Current obligation under capital leases	62,456	4,422
Current portion of in-process revenue contracts	26,797	23,414
Total current liabilities	1,619,034	1,365,976
Long-term debt (note 8)	6,268,977	6,082,364
Long-term obligation under capital leases	-	59,128
Derivative liabilities (note 15)	502,696	422,182
In-process revenue contracts	140,924	149,998
Other long-term liabilities	409,641	383,089
Total liabilities	8,941,272	8,462,737
Commitments and contingencies (note 4a, 5, 8, 10 and 15)
Redeemable non-controlling interest (note 10e)	12,059	12,842
Equity
Common stock and additional paid-in capital ($0.001 par value; 725,000,000 shares authorized; 72,682,366 shares outstanding (2014 - 72,500,502); 73,481,566 shares issued (2014 - 73,299,702)) (note 9)	772,177	770,759
Retained earnings	323,864	355,867
Non-controlling interest	2,283,434	2,290,305
Accumulated other comprehensive loss (note 14)	(29,285)	(28,298)
Total equity	3,350,190	3,388,633
Total liabilities and equity	12,303,521	11,864,212

  The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	43,852	49,122
Non-cash items:
Depreciation and amortization	112,704	103,458
Amortization of in-process revenue contracts	(4,904)	(10,000)
Unrealized loss on derivative instruments	105,722	4,151
(Gain) loss on sale of vessels and equipment	(1,643)	162
Asset impairments (note 7b)	15,496	-
Equity income (loss), net of dividends received	24,716	(27,494)
Income tax (recovery) expense	(995)	2,798
Unrealized foreign exchange (gain) loss and other	(73,320)	12,404
Change in operating assets and liabilities	(33,206)	(17,390)
Expenditures for dry docking	(6,754)	(13,474)
Net operating cash flow	181,668	103,737
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	786,048	306,085
Scheduled repayments of long-term debt	(109,337)	(82,672)
Prepayments of long-term debt	(215,199)	(130,000)
Increase in restricted cash	(4,452)	(244)
Net proceeds from equity issuances of subsidiaries (note 6)	20,280	-
Equity contribution by joint venture partner	-	6,500
Issuance of common stock upon exercise of stock options	251	34,720
Distributions paid from subsidiaries to non-controlling interests	(82,136)	(96,125)
Cash dividends paid	(22,926)	(23,467)
Other financing activities	(1,473)	(1,779)
Net financing cash flow	371,056	13,018
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(665,091)	(106,299)
Proceeds from sale of vessels and equipment	8,918	-
Investment in equity accounted investments	(7,005)	(50,322)
Repayments from joint ventures and joint venture partners	15,916	1,478
Purchase of ALP (net of cash acquired of $294) (note 4d)	-	(2,322)
Direct financing lease payments received	2,527	5,228
Increase in restricted cash	(34,082)	-
Other investing activities	3,700	4,814
Net investing cash flow	(675,117)	(147,423)
Decrease in cash and cash equivalents	(122,393)	(30,668)
Cash and cash equivalents, beginning of the period	806,904	614,660
Cash and cash equivalents, end of the period	684,511	583,992

  Supplemental cash flow information (note 18)

  The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars)

	TOTAL EQUITY
	Thousands	Common		Accumu-
	of Shares	Stock and		lated Other			Redeemable
	of Common	Additional		Compre-	Non-		Non-
	Stock	Paid-in	Retained	hensive	controlling		controlling
	Outstanding	Capital	Earnings	Loss	Interest	Total	Interest
	#	$	$	$	$	$	$

Balance as at December 31, 2014	72,501	770,759	355,867	(28,298)	2,290,305	3,388,633	12,842
Net (loss) income			(9,764)		53,616	43,852
Reclassification of redeemable non-controlling interest in net income					(1,717)	(1,717)	1,717
Other comprehensive loss				(987)	(406)	(1,393)
Dividends declared			(22,918)		(79,636)	(102,554)	(2,500)
Reinvested dividends	1	2				2
Exercise of stock options and other (note 9)	180	251				251
Employee stock compensation (note 9)		1,165				1,165
Dilution gain on public offerings of subsidiaries			679			679
Additions to non-controlling interest from equity contributions and other					21,272	21,272
Balance as at March 31, 2015	72,682	772,177	323,864	(29,285)	2,283,434	3,350,190	12,059

  The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Corporation (or Teekay), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2014, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 29, 2015. In the opinion of management, these unaudited financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the three months ended March 31, 2015, are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Given current credit markets, it is possible that the amounts recorded as derivative assets and liabilities could vary by material amounts prior to their settlement.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Company is evaluating the effect of adopting this new accounting guidance.

3.	Segment Reporting

The following tables present results for the Company’s segments for the three months ended March 31, 2015 and 2014:

	Shuttle Tanker,		Liquefied	Conventional
Three Months ended March 31, 2015	FSO and Offshore	FPSO	Gas	Tanker
	Support Segment	Segment	Segment	Segment	Total

Revenues	153,654	167,208	77,482	147,518	545,862
Voyage expenses	(21,640)	(9)	-	(4,021)	(25,670)
Vessel operating expenses	(41,749)	(88,127)	(15,626)	(38,701)	(184,203)
Time-charter hire expense	(6,983)	-	-	(17,944)	(24,927)
Depreciation and amortization	(30,181)	(42,896)	(18,307)	(21,320)	(112,704)
General and administrative(1)	(9,531)	(13,840)	(9,247)	(5,336)	(37,954)
Asset impairments	(15,496)	-	-	-	(15,496)
Gain on sale of vessel	1,643	-	-	-	1,643
Restructuring charges	-	-	-	(9,126)	(9,126)

Income from vessel operations	29,717	22,336	34,302	51,070	137,425

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Three Months ended March 31, 2014	Shuttle Tanker, FSO and Offshore Support Segment	FPSO Segment	Liquefied Gas Segment	Conventional Tanker Segment	Total

Revenues	161,212	142,519	81,423	121,340	506,494
Voyage expenses	(31,729)	-	(833)	(2,450)	(35,012)
Vessel operating expenses	(46,018)	(93,504)	(16,511)	(45,153)	(201,186)
Time-charter hire expense	(11,412)	-	-	(4,880)	(16,292)
Depreciation and amortization	(27,337)	(37,812)	(18,113)	(20,196)	(103,458)
General and administrative(1)	(9,377)	(15,341)	(7,200)	(5,960)	(37,878)
Loss on sale of vessels	-	-	-	(162)	(162)
Restructuring charges	(552)	-	-	(87)	(639)

Income (loss) from vessel operations	34,787	(4,138)	38,766	42,452	111,867

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2015	December 31, 2014
	$	$

Shuttle tanker, FSO and offshore support segment	2,406,563	2,055,348
FPSO segment	3,444,042	3,442,109
Liquefied gas segment	3,406,037	3,401,167
Conventional tanker segment	1,763,509	1,538,074
Cash	684,511	806,904
Accounts receivable and other assets	598,859	620,610

Consolidated total assets	12,303,521	11,864,212

4.	Investments

a)	Acquisition of Logitel Offshore Holding AS

In August 2014, the Company’s publicly-listed subsidiary Teekay Offshore Partners L.P. (NYSE: TOO) (or Teekay Offshore) acquired 100% of the outstanding shares of Logitel Offshore Holding AS (or Logitel). The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three high end Units for Maintenance and Safety (or UMS) ordered from the COSCO (Nantong) Shipyard (or COSCO) in China (see note 11).

Teekay Offshore is committed to acquire the three UMS ordered from COSCO for a total cost of approximately $588 million, including estimated site supervision costs and license fees to be paid to Sevan Marine ASA (or Sevan) to allow for use of its cylindrical hull design in these UMS, and $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015. This UMS is expected to commence its contract with Petrobras during the second quarter of 2015. The second UMS is currently under construction and in August 2014 Teekay Offshore exercised one of its existing six options with COSCO to construct a third UMS. Teekay Offshore expects to secure charter contracts for the remaining two newbuilding UMS prior to their respective scheduled deliveries in the first and the fourth quarters of 2016. Teekay Offshore has the option to defer the delivery of the two units by up to one year, in which case COSCO will maintain and preserve the units for the account of Teekay Offshore, in exchange for Teekay Offshore incurring interest cost of 5.0% per annum on the unpaid balance of the final yard installment.

As noted above, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million. If Logitel orders additional UMS with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The acquisition of Logitel represents Teekay Offshore’s entrance into the UMS business, which is in an adjacent sector to Teekay Offshore’s floating production, storage and offloading (or FPSO) and shuttle tanker businesses. The acquisition of Logitel was accounted for using the acquisition method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the Logitel assets acquired and liabilities assumed by Teekay Offshore on the acquisition date. Teekay Offshore is continuing to obtain information to finalize estimated fair value of the Logitel assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

(in thousands of U.S. dollars)	As at August 11, 2014 $

ASSETS
Cash and cash equivalents	8,089
Prepaid expenses	640
Advances on newbuilding contracts	46,809
Total assets acquired	55,538
LIABILITIES
Accrued liabilities	4,098
Long-term debt	26,270
Total liabilities assumed	30,368
Net assets acquired	25,170
Cash consideration	4,000
Contingent consideration recorded	21,170

Operating results of Logitel are reflected in the Company’s financial statements commencing August 11, 2014, the effective date of acquisition. Pro forma revenues and net income if the acquisition had occurred at the beginning of 2014 would not be materially different than actual operating results reported.

b)	Teekay LNG – Yamal LNG Joint Venture

In July 2014, the Company’s publicly-listed subsidiary Teekay LNG Partners L.P. (NYSE: TOO) (or Teekay LNG), through a new 50/50 joint venture (or the Yamal LNG Joint Venture) with China LNG Shipping (Holdings) Limited (or China LNG), ordered six internationally-flagged icebreaker LNG carriers for a project located on the Yamal Peninsula in Northern Russia (or the Yamal LNG Project). The Yamal LNG Project is a joint venture between Russia-based Novatek OAO (60%), France-based Total S.A. (20%) and China-based China National Petroleum Corporation (or CNPC) (20%), and will consist of three LNG trains with a total expected capacity of 16.5 million metric tons of LNG per annum and is currently scheduled to commence operations in early-2018. The six 172,000-cubic meter ARC7 LNG carrier newbuildings are being constructed by Daewoo Shipbuilding & Marine Engineering Co. (or DSME), of South Korea, for an estimated total fully built-up cost of approximately $2.1 billion. The vessels, which will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse directions, are scheduled to deliver at various times between the first quarter of 2018 and first quarter of 2020. Upon their deliveries, the six LNG carriers will each operate under fixed-rate time-charter contracts with Yamal Trade Pte. Ltd. until December 31, 2045, plus extension options. As of March 31, 2015, Teekay LNG had advanced $97.5 million to the Yamal LNG Joint Venture to fund newbuilding installments.

c)	Teekay LNG – BG International Limited Joint Venture

In June 2014, Teekay LNG acquired from BG International Limited (or BG) its ownership interests in four 174,000-cubic meter LNG carrier newbuildings. The vessels upon their deliveries, which are scheduled between September 2017 and January 2019, will operate under 20-year fixed-rate time-charter contracts, plus extension options with Methane Services Limited, a wholly-owned subsidiary of BG. Through this transaction, Teekay LNG has a 30% ownership interest in two liquefied natural gas (or LNG) carrier newbuildings and a 20% ownership interest in the remaining two LNG carrier newbuildings (collectively, the BG Joint Venture).

d)	Teekay Offshore Acquisition of ALP Maritime Services B.V.

In March 2014, Teekay Offshore acquired 100% of the shares of ALP Maritime Services B.V. (or ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four SX-157 Ulstein Design ultra-long distance towing vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. Teekay Offshore is committed to acquire these newbuildings for a total cost of approximately $258 million.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Teekay Offshore acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled for delivery throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. Teekay Offshore has the option to pay up to 50% of this compensation through the issuance of common units of Teekay Offshore. Each of the contingent compensation amounts is payable only if the three former shareholders are employed by ALP at the time the performance conditions are met. For the three months ended March 31, 2015 and 2014, compensation costs were $0.2 million and $nil, respectively, and were recorded in general and administrative expenses in the Company’s consolidated statements of income. Teekay Offshore also incurred a $1.0 million fee to a third party associated with the acquisition of ALP, which has been recognized in general and administrative expenses in the first quarter of 2014.

The acquisition of ALP and the related newbuilding orders represents Teekay Offshore’s entrance into the long-haul ocean towage and offshore installation services business. This acquisition allows Teekay Offshore to combine its infrastructure and access to capital with ALP’s experienced management team to further grow this niche business, which is in an adjacent sector to Teekay Offshore’s FPSO and shuttle tanker businesses. The acquisition of ALP was accounted for using the acquisition method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by Teekay Offshore on the acquisition date.

(in thousands of U.S. dollars)	As at March 14, 2014 $

ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets - long-term	395
Goodwill	2,032
Total assets acquired	3,289
LIABILITIES
Current liabilities	387
Other long-term liabilities	286
Total liabilities assumed	673
Net assets acquired	2,616
Consideration	2,616

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Company’s consolidated financial statements commencing March 14, 2014, the effective date of the acquisition. From the date of acquisition to March 31, 2014, Teekay Offshore recognized $nil of revenue and $1.1 million of net loss resulting from this acquisition. On a pro forma basis for the Company for the three months ended March 31, 2014, there would be no material changes to revenues and net income giving effect to Teekay Offshore’s acquisition of ALP as if it had taken place on January 1, 2014.

e)	Tanker Investments Ltd.

In January 2014, Teekay and its publicly-listed subsidiary Teekay Tankers Limited (NYSE: TNK) (or Teekay Tankers) formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In connection with TIL’s formation, Teekay and Teekay Tankers in the aggregate purchased 5.0 million shares of TIL common stock, representing an initial 20% interest in TIL, for $50.0 million and received stock purchase warrants entitling them to purchase up to 1.5 million additional shares of common stock of TIL (see note 15). The stock purchase warrants are derivative assets which had a value of $9.3 million as at March 31, 2015. Teekay also received one Series A-1 preferred share and Teekay Tankers received one Series A-2 preferred share, each of which entitles the holder to elect one board member of TIL. The preferred shares do not give the holder a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. As of March 31, 2015, Teekay and Teekay Tankers ownership interests in TIL totaled 16.05%.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

5.	Vessel Charters

Teekay LNG owns a 99% interest in Teekay Tangguh Borrower LLC (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture), giving Teekay LNG a 69% interest in the Teekay Tangguh Joint Venture. The joint venture is a party to operating leases whereby it is leasing two LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. In addition to Teekay LNG’s minimum charter hire payments to be paid and received under these leases for the Tangguh LNG Carriers (which are described in Note 9 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014), the additional minimum estimated charter hire payments for the remainder of the year and the next four fiscal years, as at March 31, 2015, for the Company’s chartered-in and chartered-out vessels were as follows:

	Remainder
	of 2015	2016	2017	2018	2019
	(in millions of U.S. dollars)
Charters-in - operating leases	66.3	39.8	16.8	0.4	-
Charters-in - capital leases	5.8	7.7	31.0	27.3	-
	72.1	47.5	47.8	27.7	-

Charters-out - operating leases (1)	1,040.7	1,261.6	1,267.9	1,156.1	1,126.0
Charters-out - direct financing leases	62.9	83.9	207.9	173.7	39.1
	1,103.6	1,345.5	1,475.8	1,329.8	1,165.1

(1)

The minimum scheduled future operating lease revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after March 31, 2015, revenue from unexercised option periods of contracts that existed on March 31, 2015 or variable or contingent revenues. In addition, minimum scheduled future operating lease revenues presented in the table have been reduced by estimated off-hire time for any period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

6.	Equity Financing Transactions

During the three months ended March 31, 2015, two of the Company’s publicly-listed subsidiaries, Teekay LNG and Teekay Tankers, completed equity issuances under a continuous offering program and a public offering, respectively:

	Total Proceeds Received $	Less: Teekay Corporation Portion $	Offering Expenses $	Net Proceeds Received $
Three Months ended March 31, 2015
Teekay LNG Continuous Offering Program	6,921	(138)	(168)	6,615
Teekay Tankers Public Offering	13,716	-	(51)	13,665

7.	Vessel Sales and Asset Impairments

a)	Vessel Sales

During the three months ended March 31, 2015, Teekay Offshore sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Company’s consolidated statement of income for the three months ended March 31, 2015, includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Company’s shuttle tanker, floating storage and off-take (or FSO) and offshore support segment.

During the three months ended March 31, 2014, the Company sold four 2009-built Suezmax tankers that were part of the Company’s conventional tanker segment. The Company realized a net loss of $0.2 million from the sale of these vessels. These vessels were classified as held for sale on the consolidated balance sheet as at December 31, 2013, with their net book values written down to their sale proceeds.

b)	Asset Impairments

During the three months ended March 31, 2015, the carrying value of one of Teekay Offshore’s 1992-built shuttle tankers was written down to its estimated fair value using an appraised value. The write down was a result of the expected sale of the vessel. The Company’s consolidated statement of income for the three months ended March 31, 2015, includes a $1.7 million write-down related to this vessel. The write-down is included in Company’s shuttle tanker, FSO and offshore support segment. As at March 31, 2015, the Company classified this vessel as held for sale on its consolidated balance sheet.

During the three months ended March 31, 2015, the carrying value of one of Teekay Offshore’s 1999-built shuttle tankers, was written down to its estimate fair value using an appraised value. The write down was a result of a recent change in the operating plan of the vessel. The Company’s consolidated statement of income for the three months ended March 31, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Company’s shuttle tanker, FSO and offshore support segment.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

8.	Long-Term Debt

	March 31, 2015	December 31, 2014
	$	$

Revolving Credit Facilities	1,879,402	1,766,822
Senior Notes (8.5%) due January 15, 2020	390,791	390,712
Norwegian Kroner-denominated Bonds due through January 2019	645,096	697,798
U.S. Dollar-denominated Term Loans due through 2026	3,430,194	3,103,255
U.S. Dollar Bonds due through 2024	523,555	492,918
Euro-denominated Term Loans due through 2023	249,452	284,993

Total	7,118,490	6,736,498
Less current portion	849,513	654,134

Long-term portion	6,268,977	6,082,364

As of March 31, 2015, the Company had 12 revolving credit facilities (or the Revolvers) available, which, as at such date, provided for aggregate borrowings of up to $2.2 billion, of which $0.3 billion was undrawn. Interest payments are based on LIBOR plus margins; at March 31, 2015 and December 31, 2014, the margins ranged between 0.45% and 3.95%. At March 31, 2015 and December 31, 2014, the three-month LIBOR was 0.27% and 0.26%, respectively. The total amount available under the Revolvers reduces by $287.4 million (remainder of 2015), $503.3 million (2016), $526.8 million (2017), $816.0 million (2018) and $47.4 million (2019). The Revolvers are collateralized by first-priority mortgages granted on 48 of the Company’s vessels, together with other related security, and include a guarantee from Teekay or its subsidiaries for all outstanding amounts. Included in other security are 23.8 million units in Teekay Offshore and 25.2 million units in Teekay LNG which secure a $500 million credit facility. The maximum amount available under the facility is dependent on the market value of the units in Teekay Offshore and Teekay LNG. At March 31, 2015, the maximum available amount was $397.1 million.

The Company’s 8.5% senior unsecured notes (or the 8.5% Notes) are due January 15, 2020 with an original principal amount of $450 million. The 8.5% Notes were sold at a price equal to 99.181% of par and the discount is accreted through the maturity date of the notes using the effective interest rate of 8.625% per year. The Company capitalized issuance costs of $9.4 million, which is recorded in other non-current assets in the consolidated balance sheet and is amortized to interest expense over the term of the 8.5% Notes. The 8.5% Notes rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to any future subordinated debt of Teekay. The 8.5% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities of its subsidiaries.

The Company may redeem the 8.5% Notes in whole or in part at any time before their maturity date at a redemption price equal to the greater of (i) 100% of the principal amount of the 8.5% Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 8.5% Notes to be redeemed (excluding accrued interest), discounted to the redemption date on a semi-annual basis, at the treasury yield plus 50 basis points, plus accrued and unpaid interest to the redemption date. During 2014, the Company repurchased the principal amount of $57.3 million of the 8.5% Notes at a premium of $7.7 million and such amount is reflected in other income in the Company’s consolidated statements of income (loss) which is shown in Note 14 to the audited consolidated financial statements filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 2014.

Teekay Offshore, Teekay LNG and Teekay have issued in the Norwegian bond market a total of Norwegian Kroner (or NOK) 5.2 billion of senior unsecured bonds that mature between October 2015 and January 2019. As at March 31, 2015, the total carrying amount of the bonds was $645.1 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin, which ranges from 4.00% to 5.75%. The Company entered into cross currency rate swaps to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 4.94% to 7.49%, and the transfer of principal fixed at $894.6 million upon maturity in exchange for NOK 5.2 billion (see Note 15).

As of March 31, 2015, the Company had 21 U.S. Dollar-denominated term loans outstanding, which totaled $3.4 billion in aggregate principal amount (December 31, 2014 – $3.1 billion). Certain of the term loans with a total outstanding principal balance of $35.3 million as at March 31, 2015 (December 31, 2014 – $37.8 million) bear interest at a weighted-average fixed rate of 4.8% (December 31, 2014 – 4.8%). Interest payments on the remaining term loans are based on LIBOR plus a margin. At March 31, 2015 and December 31, 2014, the margins ranged between 0.3% and 3.25%. At March 31, 2015 and December 31, 2014, the three-month LIBOR was 0.27% and 0.26%, respectively. The term loan payments are made in quarterly or semi-annual payments commencing three or six months after delivery of each newbuilding vessel financed thereby, and 20 of the term loans have balloon or bullet repayments due at maturity. The term loans are collateralized by first-priority mortgages on 43 (December 31, 2014 – 34) of the Company’s vessels, together with certain other security. In addition, at March 31, 2015, all but $77.4 million (December 31, 2014 – $79.3 million) of the outstanding term loans were guaranteed by Teekay or its subsidiaries.

During May 2014, Teekay Offshore issued $300 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2015, the carrying amount of the bonds was $300.0 million. The bonds were listed on the New York Stock Exchange in June 2014. The interest payments on the bonds are fixed at a rate of 6.0%.

In September 2013 and November 2013, Teekay Offshore issued a total of $174.2 million of ten-year senior unsecured bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. Teekay Offshore made semi-annual repayments on the bonds and as of March 31, 2015, the carrying amount of the bonds was $166.1 million.

In February 2015, Teekay Offshore issued $30.0 million in senior unsecured bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2015, the carrying amount of the bonds was $30.0 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

In August 2014, Teekay Offshore assumed Logitel’s obligations under a bond agreement from Sevan as part of the acquisition. The bonds are retractable at par at any time by Teekay Offshore. As of March 31, 2015, the carrying amount of the bonds was $27.5 million.

The Company has two Euro-denominated term loans outstanding, which, as at March 31, 2015, totaled 232.4 million Euros ($249.5 million) (December 31, 2014 – 235.6 million Euros ($285.0 million)). The Company is repaying the loans with funds generated by two Euro-denominated, long-term time-charter contracts. Interest payments on the loans are based on EURIBOR plus a margin. At March 31, 2015 and December 31, 2014, the margins ranged between 0.6% and 2.25% and the one-month EURIBOR at March 31, 2015 was (0.02)% (December 31, 2014 – 0.02%). The Euro-denominated term loans reduce in monthly payments with varying maturities through 2023, are collateralized by first-priority mortgages on two of the Company’s vessels, together with certain other security, and are guaranteed by a subsidiary of Teekay.

Both Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans, capital leases and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company recognized a foreign exchange gain of $17.5 million (2014 – $0.9 million loss) during the three months ended March 31, 2015.

The weighted-average effective interest rate on the Company’s aggregate long-term debt as at March 31, 2015 was 3.0% (December 31, 2014 – 3.2%). This rate does not include the effect of the Company’s interest rate swap agreements (see Note 15).

Among other matters, the Company’s long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and nine loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2015, these ratios ranged from 139.9% to 765.4% compared to their minimum required ratios of 105% to 135%. The vessel values used in these ratios are the appraised values prepared by the Company based on second hand sale and purchase market data. Changes in the conventional tanker market, FPSO market and a weakening of the LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2015 and December 31, 2014, this amount was $100.0 million. Most of the loan agreements also require that the Company maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity, in amounts ranging from 5% to 7.5% of total debt. As at March 31, 2015, this aggregate amount was $402.1 million (December 31, 2014 - $368.1 million). As at March 31, 2015, the Company was in compliance with all covenants required by its credit facilities and other long-term debt.

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to March 31, 2015, are $533.6 million (remainder of 2015), $973.6 million (2016), $1.1 billion (2017), $1.7 billion (2018), $758.5 million (2019) and $2.0 billion (thereafter).

9.	Capital Stock

The authorized capital stock of Teekay at March 31, 2015 and December 31, 2014 was 25 million shares of preferred stock, with a par value of $1 per share, and 725 million shares of common stock, with a par value of $0.001 per share. As at March 31, 2015, Teekay had no shares of preferred stock issued. During the three months ended March 31, 2015, Teekay issued 0.2 million shares of common stock upon the exercise or issuance of stock options, restricted stock units and restricted stock awards.

During the three months ended March 31, 2015 and 2014, the Company granted 265,921 and 15,243 stock options with exercise prices of $43.99 and $56.76 per share, respectively, 64,054 and 81,388 restricted stock units with fair values of $2.8 million and $4.6 million, respectively, 61,774 and 50,689 performance shares both with a fair value of $3.4 million, and 22,502 and 18,230 shares of restricted stock awards, respectively, both with a fair value of $1.0 million, to certain of the Company’s employees and directors. Each stock option has a ten-year term and vests equally over three years from the grant date. Each restricted stock unit, restricted stock award and performance share is equal in value to one share of the Company’s common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units and restricted stock awards vest equally over three years from the grant date and the performance shares vest two or three years from the grant date. Upon vesting, the value of the restricted stock units, restricted stock awards and performance shares are paid to each grantee in the form of shares or cash. The number of performance share units that vest will range from zero to a multiple of the original number granted, based on certain performance and market conditions.

The weighted-average grant-date fair value of stock options granted during March 2015 was $7.74 per stock option. The fair value of each stock option granted was estimated on the grant date using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the stock options granted: expected volatility of 31.1%; expected life of five years; dividend yield of 4.4%; risk-free interest rate of 1.4%; and estimated forfeiture rate of 12.8%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees. The expected volatility was generally based on historical volatility as calculated using historical data during the five years prior to the grant date.

Share-based Compensation of Subsidiaries

During the three months ended March 31, 2015 and 2014, 14,603 and 9,482 common units of Teekay Offshore, 10,447 and 9,521 common units of Teekay LNG and 38,961 and 17,073 shares of Class A common stock of Teekay Tankers, with aggregate values of $0.9 million and $0.8 million, respectively, were granted and issued to the non-management directors of the general partners of Teekay Offshore and Teekay LNG and the non-management directors of Teekay Tankers as part of their annual compensation for 2015 and 2014.

Teekay Offshore, Teekay LNG and Teekay Tankers grant equity-based compensation awards as incentive-based compensation to certain employees of Teekay’s subsidiaries that provide services to Teekay Offshore, Teekay LNG and Teekay Tankers. During March 2015 and 2014, Teekay Offshore and Teekay LNG granted phantom unit awards and Teekay Tankers granted restricted stock-based compensation awards with respect to 101,543 and 67,569 units of Teekay Offshore, 32,054 and 31,961 units of Teekay LNG and 187,746 and 208,539 common shares of Teekay Tankers, respectively, with aggregate grant date fair values of $4.2 million and $4.3 million, respectively, based on Teekay Offshore, Teekay LNG and Teekay Tankers’ closing unit or stock prices on the grant dates. Each phantom unit or restricted stock unit is equal in value to one of Teekay Offshore’s, Teekay LNG’s or Teekay Tankers common units or common shares plus reinvested distributions or dividends from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to a substantial majority of the grantees in the form of common units or common shares, net of withholding tax.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

10.	Commitments and Contingencies

a)	Vessels under Construction

As at March 31, 2015, the Company was committed to the construction of nine LNG carriers, four long-haul towage vessels, two UMS, one FSO conversion and one FPSO upgrade for a total cost of approximately $3.0 billion, excluding capitalized interest and other miscellaneous construction costs. Two LNG carriers are scheduled for delivery in 2016, three LNG carriers are scheduled for delivery in 2017 and four LNG carriers are scheduled for delivery in 2018, four long-haul towage vessels are scheduled for delivery in 2016, two UMSs are scheduled for delivery in 2016, the one FSO conversion is scheduled for completion in early-2017 and the one FPSO upgrade is scheduled for completion in mid-2016. As at March 31, 2015, payments made towards these commitments totaled $690.5 million (excluding $12.9 million of capitalized interest and other miscellaneous construction costs). As at March 31, 2015, the remaining payments required to be made under these newbuilding and conversion capital commitments were $370.1 million (remainder of 2015), $884.3 million (2016), $579.7 million (2017), and $513.3 million (2018).

b)	Purchase Obligations

In October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP, agreed to acquire six on-the-water, long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning capabilities. Teekay Offshore took delivery of three vessels during the first quarter of 2015 for a total price of $140.0 million, of which $98.0 million was debt financed and $42.0 million was financed through existing liquidity. The seller is currently in dispute with the previous management company of these vessels. To avoid disruption to the charters of these three vessels, the seller has agreed to place $34.1 million, as security, in escrow accounts to cover any potential liability that the seller may incur resulting from settling this dispute. This has no impact Teekay Offshore. As at March 31, 2015, Teekay Offshore recorded a restricted cash balance and a corresponding liability of $34.1 million relating to these three vessels. As at March 31, 2015, payments made towards these commitments totaled $140.0 million and the remaining payments required to be made is $82.0 million (remainder of 2015) for the three additional vessels. During April and May 2015, Teekay Offshore took delivery of another two vessels and expects to take delivery of the remaining vessel during June 2015, which will be financed through pre-established debt financing, existing liquidity and equity issuances.

c)	Joint Ventures

As described in Note 4c, Teekay LNG has an ownership interest in the BG Joint Venture and, as part of the acquisition, agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four LNG carrier newbuildings up to their delivery dates pursuant to a ship construction support agreement. As at March 31, 2015, Teekay LNG had incurred $1.6 million relating to shipbuilding and crew training services. The remaining estimated amounts to be incurred for the shipbuilding and crew training obligation, net of the reimbursement from BG, are $4.4 million (remainder of 2015), $4.2 million (2016), $3.8 million (2017), $4.0 million (2018) and $0.4 million (2019).

In addition, the BG Joint Venture secured a $787.0 million debt facility to finance a portion of the estimated fully built-up cost of $1.0 billion for its four newbuilding carriers, with the remaining portion to be financed pro-rata based on ownership interests by Teekay LNG and the other partners. As at March 31, 2015, Teekay LNG’s proportionate share of the remaining newbuilding installments, net of the financing, totaled $3.4 million (remainder of 2015), $7.9 million (2016), $15.0 million (2017), $17.3 million (2018) and $6.3 million (2019).

As described in Note 4b, Teekay LNG through the Yamal LNG Joint Venture, has a 50% ownership interest in six 172,000-cubic meter ARC7 LNG carrier newbuildings that have an estimated total fully built-up cost of approximately $2.1 billion. As at March 31, 2015, Teekay LNG’s proportionate costs incurred under these newbuilding contracts totaled $95.3 million and Teekay LNG’s proportionate share of the estimated remaining costs to be incurred were $16.9 million (2015), $63.9 million in (2016), $97.7 million in (2017), $369.4 million in (2018), $211.6 million (2019), and $197.7 million (thereafter). The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings.

In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to its 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petrobras. The FPSO conversion is expected to cost approximately $1.0 billion. As at March 31, 2015, payments made towards these commitments totaled $114.0 million and the remaining payments required to be made are $382.3 million (remainder of 2015) and $508.4 million (2016). Teekay Offshore intends to finance its share of the conversion through its existing liquidity and through long-term debt financing within the joint venture. The joint venture secured a $248 million short-term loan in late-2014 and expects to secure additional long-term debt financing for the FPSO unit prior to its scheduled delivery.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

d)	Legal Proceedings and Claims

The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, other than with respect to the two items noted below, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

Teekay Nakilat Capital Lease

As described under Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, Teekay LNG owned a 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat Joint Venture) that was the lessee under three separate 30-year capital lease arrangements with a third party for the three LNG carriers (or the RasGas II LNG Carriers). Under the terms of the leasing arrangements in respect of the RasGas II LNG Carriers, the lessor claimed tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks were assumed by the lessee, in this case the Teekay Nakilat Joint Venture. Lease payments under the lease arrangements were based on certain tax and financial assumptions at the commencement of the leases and subsequently adjusted to maintain its agreed after-tax margin. On December 22, 2014, the Teekay Nakilat Joint Venture terminated the lease arrangements of the RasGas II LNG Carriers. However, the Teekay Nakilat Joint Venture remains obligated to the lessor to maintain the lessor’s agreed after-tax margin from the commencement of the lease to the lease termination date and placed $6.8 million on deposit to the lessor as security against any future claims.

The UK taxing authority (or HMRC) has been challenging the use of similar lease structures. One of those challenges resulted in a court decision from the First Tribunal on January 2012 regarding a similar financial lease of an LNG carrier that ruled in favor of the taxpayer, as well as a 2013 decision from the Upper Tribunal that upheld the 2012 verdict. However, HMRC appealed the 2013 decision to the Court of Appeal and in August 2014, HMRC was successful in having the judgment of the First Tribunal (in favor of the taxpayer) set aside. The matter will now be reconsidered by the First Tribunal, taking into account the appellate court’s comments on the earlier judgment. If the lessor of the RasGas II LNG Carriers were to lose on a similar claim from HMRC, which Teekay LNG does not consider to be a probable outcome, Teekay LNG’s 70% share of the potential exposure in the Teekay Nakilat Joint Venture is estimated to be approximately $60 million. Such estimate is primarily based on information received from the lessor.

Petrojarl Banff Storm Damage

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, Teekay declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. The Company does not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, the Company entered into a commercial settlement agreement with the charterer where by the charterer agreed to contribute approximately $55 million towards the upgrade costs.

e)	Redeemable Non-Controlling Interest

During 2010, an unrelated party contributed a shuttle tanker with a value of $35.0 million to a subsidiary of Teekay Offshore for a 33% equity interest in the subsidiary. The non-controlling interest owner of Teekay Offshore’s 67% owned subsidiary holds a put option which, if exercised, would obligate Teekay Offshore to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2015.

f)	Other

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

11.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2015		December 31, 2014
	Fair	Carrying	Fair	Carrying	Fair
	Value	Amount	Value	Amount	Value
	Hierarchy	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
	Level	$	$	$	$
Recurring
Cash and cash equivalents, restricted cash, and marketable securities	Level 1	841,512	841,512	927,679	927,679
Derivative instruments (note 15)
Interest rate swap agreements - assets	Level 2	-	-	1,051	1,051
Interest rate swap agreements - liabilities	Level 2	(448,620)	(448,620)	(406,783)	(406,783)
Cross currency interest swap agreement	Level 2	(277,888)	(277,888)	(221,391)	(221,391)
Foreign currency contracts	Level 2	(24,736)	(24,736)	(18,407)	(18,407)
Stock purchase warrants (notes 4e and 15)	Level 3	9,234	9,234	9,314	9,314
Logitel contingent consideration	Level 3	(21,562)	(21,562)	(21,448)	(21,448)
Non-recurring
Vessel held for sale (note 7b)	Level 2	5,000	5,000	-	-
Other
Loans to equity accounted investees and joint venture partners - Current	(1)	28,128	(1)	26,209	(1)
Loans to equity accounted investees and joint venture partners - Long-term	(1)	219,013	(1)	227,217	(1)
Long-term receivable included in other assets(2)	Level 3	17,482	17,493	17,137	17,164

Long-term debt - public (note 8)	Level 1	(1,335,887)	(1,347,984)	(1,554,609)	(1,574,440)

Long-term debt - non-public (note 8)	Level 2	(5,782,603)	(5,700,577)	(5,181,889)	(5,094,857)

(1)

In the consolidated financial statements, the Company’s loans to and equity investments in equity accounted investees form the aggregate carrying value of the Company’s interests in entities accounted for by the equity method. In addition, the loans to joint venture partners together with the joint venture partner’s equity investment in joint ventures form the net aggregate carrying value of the Company’s interest in the joint ventures. The fair value of the individual components of such aggregate interests is not determinable.

(2)

As described in Note 11 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year-ended December 31, 2014, the estimated fair value of the non-interest bearing receivable from BG is based on the remaining future fixed payments as well as an estimated discount rate. The estimated fair value of this receivable as of March 31, 2015 is $17.5 million using a discount rate of 8.0%. As there is no market rate for the equivalent of an unsecured non-interest bearing receivable from BG, the discount rate is based on unsecured debt instruments of similar maturity held, adjusted for a liquidity premium. A higher or lower discount rate would result in a lower or higher fair value asset.

Changes in fair value during the three months ended March 31, 2015 and 2014 for the Company’s derivative instruments, the TIL stock purchase warrants, which are described below and are measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended March 31,
	2015	2014
	$	$

Fair value at the beginning of the period	9,314	-
Fair value on issuance	-	6,840
Unrealized (loss) gain included in earnings	(80)	4,874

Fair value at the end of the period	9,234	11,714

During January 2014, the Company received from TIL stock purchase warrants entitling it to purchase up to 1.5 million shares of the common stock of TIL (see note 15). The estimated fair value of the stock purchase warrants was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of these stock purchase warrants as of March 31, 2015 is based on the historical volatility of the comparable companies of 61.6%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Contingent consideration liability – In August 2014, Teekay Offshore acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on the high-end UMS, from Cefront Technology AS (or Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending upon certain performance criteria, which is payable from early-2015 to early-2018 (see Note 4a).

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Teekay Offshore will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates; and no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $27.6 million is the amount Teekay Offshore expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 10%. As of March 31, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for each UMS, the state of the charter market for UMS, the expectation of potential material defects and to a lesser extent, the timing of delivery of each UMS. An increase (decrease) in Teekay Offshore’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in Teekay Offshore’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of Teekay Offshore’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three months ended March 31, 2015 is as follows:

	Three Months Ended March 31,
	2015	2014
	$	$

Balance at beginning of period	(21,448)	-
Unrealized loss included in other income	(114)	-

Balance at end of period	(21,562)	-

b.	Financing Receivables

The following table contains a summary of the Company’s financing receivables by type of borrower and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality		March 31, 2015	December 31, 2014
	Indicator	Grade	$	$

Direct financing leases	Payment activity	Performing	702,426	704,953
Other loan receivables
Loans to equity accounted investees and joint venture partners	Other internal metrics	Performing	247,141	253,426
Long-term receivable included in other assets	Payment activity	Performing	41,108	43,843

			990,675	1,002,222

12.	Restructuring Charges

During the three months ended March 31, 2015 and 2014, the Company incurred $9.1 million and $0.6 million of restructuring costs, respectively. The restructuring charges in 2015 relate to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract, which was fully reimbursed to the Company by the charterer, and the reorganization of the Company’s marine operations and corporate services. The restructuring charges in 2014 relate to the termination of the employment of certain seafarers from the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014.

At March 31, 2015 and December 31, 2014, $4.0 million and $9.0 million, respectively, of restructuring liabilities were recorded in accrued liabilities on the consolidated balance sheets.

13.	Other Income

	Three Months Ended March 31,
	2015	2014
	$	$

TIL stock purchase warrants received (note 15)	-	6,839
Volatile organic compound emission plant lease (loss) income	(40)	99
Miscellaneous income	415	1,313

Other income	375	8,251

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

14.	Accumulated Other Comprehensive Loss

As at March 31, 2015 and December 31, 2014, the Company’s accumulated other comprehensive loss consisted of the following components:

	March 31,	December 31,
	2015	2014
	$	$

Unrealized loss on qualifying cash flow hedging instruments	(674)	(468)
Pension adjustments, net of tax recoveries	(29,978)	(29,888)
Unrealized loss on marketable securities	(212)	-
Foreign exchange gain on currency translation	1,579	2,058

	(29,285)	(28,298)

15.	Derivative Instruments and Hedging Activities

The Company uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts.

As at March 31, 2015, the Company was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency	Average Forward Rate (1)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity
				2015 $	2016 $	2017 $

Euro	27,344	0.88	(1,788)	28,794	2,413	-
Norwegian Kroner	1,128,500	6.96	(22,566)	76,788	76,728	8,585
Singapore Dollar	28,052	1.36	(382)	4,144	16,537	-

			(24,736)	109,726	95,678	8,585

(1)	Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company enters into cross currency swaps, and pursuant to these swaps the Company receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Company’s NOK-denominated bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds due in 2015 through 2019. The Company has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK-denominated bonds due in 2015 through 2019. As at March 31, 2015, the Company was committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Carrying Amount of Asset / (Liability)	Remaining Term (years)
		Reference Rate	Margin

700,000	122,800	NIBOR	4.75%	5.52%	(37,042)	0.5
500,000	89,710	NIBOR	4.00%	4.94%	(28,704)	0.8
600,000	101,351	NIBOR	5.75%	7.49%	(30,792)	1.8
700,000	125,000	NIBOR	5.25%	6.88%	(42,933)	2.1
800,000	143,536	NIBOR	4.75%	6.07%	(48,385)	2.8
900,000	150,000	NIBOR	4.35%	6.43%	(44,660)	3.4
1,000,000	162,200	NIBOR	4.25%	6.42%	(45,372)	3.8

					(277,888)

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Interest Rate Risk

The Company enters into interest rate swap agreements, which exchange a receipt of floating interest for a payment of fixed interest, to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated any of its interest rate swap agreements in its consolidated entities as cash flow hedges for accounting purposes.

As at March 31, 2015, the Company was committed to the following interest rate swap agreements related to its LIBOR-based debt and EURIBOR-based debt, whereby certain of the Company’s floating-rate debt were swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset / (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)

LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	3,267,491	(379,971)	6.0	3.4
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	500,000	(26,093)	0.7	3.1
LIBOR-Based Restricted Cash Deposit:
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(4)(5)	EURIBOR	249,452	(42,556)	5.8	3.1

			(448,620)

(1)	Excludes the margins the Company pays on its variable-rate debt, which, as of March 31, 2015, ranged from 0.3% to 3.95%.

(2)	Principal amount of $200 million is fixed at 2.14%, unless LIBOR exceeds 6%, in which case the Company pays a floating rate of interest.

(3)

Interest rate swap with an aggregate principal amount of $180 million is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in 2015 whereby the swap will be settled based on its fair value at that time. Interest rate swaps with an aggregate principal amount of $320 million are being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2021. These interest rate swaps are subject to mandatory early termination in 2016 whereby the swaps will be settled based on their fair value at that time.

(4)	Principal amount reduces monthly to 70.1 million Euros ($75.2 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 232.4 million Euros.

Stock Purchase Warrants

In January 2014, Teekay and Teekay Tankers formed TIL. Teekay and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL. In addition, Teekay and Teekay Tankers received stock purchase warrants entitling them to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national stock exchange or over-the-counter market denominated in NOK, Teekay and Teekay Tankers may also exercise their stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. The estimated fair value of the warrants on issuance was $6.8 million and is included in other income in the consolidated statements of income (loss). The stock purchase warrants vest in four equally sized tranches. If the shares of TIL’s common stock trade on a national stock exchange or over-the-counter market denominated in NOK, each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019. The fair value of the stock purchase warrants at March 31, 2015 was $9.2 million. The Company reports the unrealized gains from the stock purchase warrants in realized and unrealized losses on non-designated derivatives in the consolidated statements of income.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

Tabular Disclosure

The following table presents the location and fair value assets (liabilities) of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Derivative Assets	Accrued Liabilities	Current Portion of Derivative Liabilities	Derivative Liabilities

As at March 31, 2015
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	160	-	(19,413)	(5,483)
Interest rate swap agreements	1,573	(21,885)	(127,804)	(300,504)
Cross currency swap agreements	-	(2,680)	(78,499)	(196,709)
Stock purchase warrants	9,234	-	-	-

	10,967	(24,565)	(225,716)	(502,696)

As at December 31, 2014
Derivatives not designated as a cash flow hedge:
Foreign currency contracts	-	-	(14,218)	(4,189)
Interest rate swap agreements	5,101	(22,656)	(148,006)	(240,171)
Cross currency swap agreements	-	(1,835)	(41,733)	(177,822)
Stock purchase warrants	9,314	-	-	-

	14,415	(24,491)	(203,957)	(422,182)

As at March 31, 2015, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreements. Each of these master agreements provides for the net settlement of all derivatives subject to that master agreement through a single payment in the event of default or termination of any one derivative. The fair value of these derivatives is presented on a gross basis in the Company’s consolidated balance sheets. As at March 31, 2015, these derivatives had an aggregate fair value asset amount of nil and an aggregate fair value liability amount of $558.4 million. As at March 31, 2015, the Company had $83.1 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash on the consolidated balance sheets.

Realized and unrealized (losses) gains and from derivative instruments that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on non-designated derivatives in the consolidated statements of income. The effect of the gains and (losses) on derivatives not designated as hedging instruments in the consolidated statements of income are as follows:

	Three Months Ended March 31,
	2015	2014
	$	$

Realized (losses) gains relating to:
Interest rate swap agreements	(27,889)	(29,490)
Interest rate swap agreement terminations	-	1,000
Foreign currency forward contracts	(5,428)	(1,285)

	(33,317)	(29,775)

Unrealized (losses) gains relating to:
Interest rate swap agreements	(43,660)	(25,398)
Foreign currency forward contracts	(6,329)	3,051
Stock purchase warrants	(80)	4,874

	(50,069)	(17,473)

Total realized and unrealized losses on derivative instruments	(83,386)	(47,248)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange gain (loss) in the consolidated statements of income. The effect of the (losses) gains on cross currency swaps on the consolidated statements of income is as follows:

	Three Months Ended March 31,
	2015	2014
	$	$

Realized (losses) gains	(4,163)	427
Unrealized (losses) gains	(55,653)	13,322

Total realized and unrealized (losses) gains on cross currency swaps	(59,816)	13,749

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

The Company is exposed to credit loss to the extent the fair value represents an asset in the event of non-performance by the counterparties to the foreign currency forward contracts, and cross currency and interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counterparties. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

16.	Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended March 31,
	2015	2014
	$	$

Current	(199)	(3,165)
Deferred	1,194	367

Income tax recovery (expense)	995	(2,798)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2014 to March 31, 2015:

Balance of unrecognized tax benefits as at January 1, 2015	$20,335
Increase for positions related to the current period	620
Decrease related to statute of limitations	(1,447)

Balance of unrecognized tax benefits as at March 31, 2015	$19,508

The majority of the net increase for positions for the three months ended March 31, 2015 relates to potential tax on freight income.

The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

17.	Loss Per Share

	Three Months Ended March 31,
	2015	2014
	$	$

Net loss attributable to shareholders of Teekay Corporation	(9,764)	(488)

Weighted average number of common shares	72,549,068	71,328,577

Common stock and common stock equivalents	72,549,068	71,328,577

Loss per common share:
- Basic	(0.13)	(0.01)
- Diluted	(0.13)	(0.01)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted loss per common share, are excluded from this calculation. For the three months ended March 31, 2015, options to acquire 0.7 million shares of Common Stock had an anti-dilutive effect on the calculation of diluted loss per common share.

18.	Supplemental Cash Flow Information

In March 2014, the Company took ownership of three very large crude carriers (or VLCCs), which were collateral for all amounts owing under the investment in term loans, and the investment in term loans was concurrently discharged. The VLCCs had an estimated fair value of $222.0 million on that date, which approximated all the amounts owing under the investment in term loans. During the first quarter of 2014, second-hand vessel values for VLCCs increased and, as a result, the Company recognized $15.2 million of interest income owing under the investment in term loans in the first quarter of 2014. The assumption of ownership of the VLCCs and concurrent discharge of the loans has been treated as a non-cash transaction in the Company’s statement of cash flows.

TEEKAY CORPORATION AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share data)

As described under Note 10 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the sale of the Algeciras Spirit in February 2014, resulted in the vessel under capital lease being returned to the owner and the capital lease obligation being concurrently extinguished. Therefore, the sale of the vessel under capital lease of $30.1 million and the concurrent extinguishment of the corresponding capital lease obligation for $30.1 million was treated as non-cash transaction in the Company’s consolidated statements of cash flows.

As described under Note 1 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014, the portion of the dividends declared by the Teekay Tangguh Joint Venture in February 2014 that was used to settle the advances made to BLT LNG Tangguh Corporation and P.T. Berlian Laju Tanker of $14.4 million was treated as a non-cash transaction in the Company’s consolidated statements of cash flows.

19.	Subsequent Events

a)

In April 2015, Teekay Offshore issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) in a public offering for net proceeds of $120.8 million. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by Teekay Offshore at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. Teekay Offshore expects to use the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay has offered or may offer to Teekay Offshore, which may include funding Teekay Offshore’s acquisition of the Petrojarl Knarr FPSO unit from Teekay.

b)

In May 2015, Teekay LNG issued NOK 1 billion in senior unsecured bonds in the Norwegian bond market that mature in May 2020. The aggregate principal amount of the bonds was equivalent to approximately $130 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed rate of 5.92%. The net proceeds from the bond offering are expected to be used for general partnership purposes, including the funding of newbuilding installments. Teekay LNG is applying to list the bonds on the Oslo Stock Exchange.

c)

In June 2015, Teekay Offshore announced that it has entered into new long-term contracts with a group of companies that includes Chevron Canada, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy to provide shuttle tanker services for their East Coast Canada oil production. These 15-year contracts, plus extension options, will initially be serviced by one of Teekay Offshore’s existing shuttle tankers, the Navion Hispania, and two to three third party-owned shuttle tankers currently operating in East Coast Canada, which will be chartered-in to Teekay Offshore’s Canadian affiliate located in St. John’s, Newfoundland, prior to the delivery of up to four shuttle tanker newbuildings. Teekay Offshore entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $365 million, with an option to order one additional vessel should a fourth vessel be required. The three firm vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. Teekay Offshore intends to initially finance the installment payments for the shuttle tanker newbuildings with a portion of its existing liquidity and it expects to secure long-term debt financing for the vessels prior to their scheduled deliveries.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 – Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 – Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 – Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2014.

Overview

Teekay Corporation (or Teekay) is an operational leader and project developer in the marine midstream space. We have general partnership interests in two publicly-listed master limited partnerships, Teekay Offshore Partners L.P. (or Teekay Offshore) and Teekay LNG Partners L.P. (or Teekay LNG). In addition, we have a controlling ownership interest in publicly-listed Teekay Tankers Ltd. (or Teekay Tankers) and we have a fleet of directly-owned vessels. Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Structure

To understand our financial condition and results of operations, a general understanding of our organizational structure is required. Our organizational structure can be divided into (a) our controlling interests in our publicly-listed subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers (or the Daughter Companies), and (b) Teekay and its remaining subsidiaries, which is referred to I this Report as Teekay Parent. For further information on our organizational structure, please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Structure”, in our Annual Report on Form 20-F for the year ended December 31, 2014.

RECENT DEVELOPMENTS AND RESULTS OF OPERATIONS

The results of operations that follows has first been divided into (a) our controlling interests in our subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers and (b) Teekay Parent. Within each of these four groups, we have further subdivided the results into their respective lines of business, which generally align with the segments in our financial statements. The following table presents revenue and income from vessel operations for each of these three subsidiaries and Teekay Parent and how they reconcile to our consolidated financial statements.

(in thousands of U.S. dollars)	Revenues Three Months Ended March 31,		Income from Vessel Operations Three Months Ended March 31,
	2015	2014	2015	2014

Teekay Offshore	250,911	259,234	65,040	62,342
Teekay LNG	97,326	101,490	45,097	45,383
Teekay Tankers	103,878	61,759	40,304	20,780
Teekay Parent	118,238	112,505	(12,989)	(16,638)
Elimination of intercompany(1)(2)	(24,491)	(28,494)	(27)	-
Teekay Corporation Consolidated	545,862	506,494	137,425	111,867

(1)

During the three months ended March 31, 2015, Teekay chartered in three floating storage and off-take (or FSO) units, two shuttle tankers and four Aframax tankers from Teekay Offshore, and two liquefied natural gas (or LNG) carriers from Teekay LNG. During the three months ended March 31, 2014, Teekay chartered in two FSO units, two shuttle tankers and four Aframax tankers from Teekay Offshore, two LNG carriers from Teekay LNG and two Aframax tankers from Teekay Tankers. Internal charter hire between Teekay Parent and its subsidiaries Teekay Offshore, Teekay LNG and Teekay Tankers are eliminated upon consolidation.

(2)

During August 2014, Teekay sold to Teekay Tankers a 50% interest in Teekay Tankers Operations Ltd (or TTOL), which owns the conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools of the Teekay group. Teekay Tankers and Teekay Parent each account for their 50% interests in TTOL as equity-accounted investments and, as such, TTOL’s results are reflected in equity income of Teekay Tankers and Teekay Parent. Upon consolidation of Teekay Tankers into Teekay, the results of TTOL are accounted for on a consolidated basis by Teekay. The impact on income from vessel operations of consolidating TTOL in the three months ended March 31, 2015, was a reduction of $0.03 million.

In this Report, Note 3 “Segment Reporting” to our consolidated financial statements for the three months ended March 31, 2015 and 2014 contains our financial statement segment results, which generally align with our four primary lines of business, consisting of offshore logistics, offshore production, liquefied gas carriers and conventional tankers. Our financial statement segment results reflect the complete elimination of all intercompany arrangements, including intercompany charters, management services and business development fees. The results of the lines of business within each of Teekay Offshore, Teekay LNG, Teekay Tankers and Teekay Parent are contained in the tables below. Unlike the financial statement segments, the amounts in the tables below do not include the elimination of intercompany arrangements. For example, the internal charter hire from a conventional tanker chartered from Teekay Offshore to Teekay Parent will be reflected as revenue in conventional tanker results for Teekay Offshore and time-charter-hire expense for Teekay Parent. In addition, certain results of the four primary lines of business in Teekay Parent are reflected in Other and Corporate G&A given their smaller size in Teekay Parent, but they are reflected in their respective segments within the consolidated financial statements.

Global crude oil prices have significantly declined since mid-2014. The significant decline in oil prices has also contributed to depressed natural gas prices. A continuation of lower oil prices or a further decline in oil prices may adversely affect investment in the exploration for or development of new or existing offshore projects and limit our growth opportunities, as well as reduce our revenues under volume- or production-based contracts or upon entering into replacement or new charter contracts. Likewise, lower oil prices may negatively affect both the competitiveness of natural gas as a fuel for power generation and the market price of natural gas, to the extent that natural gas prices are benchmarked to the price of crude oil. These factors may adversely affect investment in the exploration for or development of new or existing LNG projects and limit our growth opportunities in the LNG sector, as well as reduce our revenues upon entering into replacement or new LNG charter contracts.

Teekay Offshore

Recent Developments in Teekay Offshore

In June 2015, Teekay Offshore announced that it has entered into new long-term contracts with a group of companies that includes Chevron Canada, Husky Energy, Mosbacher Operating Ltd., Murphy Oil, Nalcor Energy, Statoil and Suncor Energy to provide shuttle tanker services for their East Coast Canada oil production. These 15-year contracts, plus extension options, will initially be serviced by one of Teekay Offshore’s existing shuttle tankers, the Navion Hispania, and two to three third party-owned shuttle tankers currently operating in East Coast Canada, which will be chartered-in to Teekay Offshore’s Canadian affiliate located in St. John’s, Newfoundland, prior to the delivery of up to four shuttle tanker newbuildings. Teekay Offshore entered into shipbuilding contracts to construct three Suezmax-size, DP2 shuttle tanker newbuildings with a South Korean shipyard for a fully built-up cost of approximately $365 million, with an option to order one additional vessel should a fourth vessel be required. The three firm vessels are expected to be delivered in the fourth quarter of 2017 through the first half of 2018. Teekay Offshore intends to initially finance the installment payments for the shuttle tanker newbuildings with a portion of its existing liquidity and it expects to secure long-term debt financing for the vessels prior to their scheduled deliveries. Please read “Item 1 – Financial Statements: Note 19c – Subsequent Events.”

In October 2014, Teekay Offshore, through its wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning (or DP) capabilities. Teekay Offshore has taken delivery of three of the vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and expect the delivery of the remaining vessel during the second quarter of 2015.

In August 2014, Teekay Offshore acquired Logitel Offshore Holdings Ltd. (or Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding Units for Maintenance and Safety (or UMS), based on the Sevan Marine ASA (or Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (or COSCO) in China for a fully built-up cost of approximately $587 million, including $30.0 million from Teekay Offshore’s assumption of Logitel’s obligations under a bond agreement from Sevan. Teekay Offshore currently holds options to order up to an additional five UMS. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (or Petrobras) in Brazil for the first UMS, which delivered to Teekay Offshore in the first quarter of 2015. Teekay Offshore intends to secure charter contracts for the remaining two newbuilding UMS prior to their respective scheduled deliveries in the first and the fourth quarters of 2016. Teekay Offshore has the option to defer these deliveries by up to one year, in which case COSCO will maintain and preserve the units for the account of Teekay Offshore, in exchange for Teekay Offshore incurring interest cost of 5.0% per annum on the unpaid balance of the final yard installment. Teekay Offshore intends to finance the initial newbuilding payments through its existing liquidity, equity issuances and it expects to secure long-term debt financing for the units prior to their scheduled deliveries. Please read “Item 1 – Financial Statements: Note 4a – Acquisition of Logitel Offshore Holding AS.”

Operating Results – Teekay Offshore

The following table compares Teekay Offshore’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Logistics		Offshore Production		Conventional Tankers		Teekay Offshore Total
	2015	2014	2015	2014	2015	2014	2015	2014

Revenues	158,646	167,469	84,203	83,137	8,062	8,628	250,911	259,234
Voyage expenses	(21,949)	(31,729)	-	-	(568)	(1,725)	(22,517)	(33,454)
Net revenues	136,697	135,740	84,203	83,137	7,494	6,903	228,394	225,780
Vessel operating expenses	(41,427)	(46,279)	(31,233)	(40,391)	(1,374)	(1,460)	(74,034)	(88,130)
Time-charter hire expense	(6,983)	(11,412)	-	-	-	-	(6,983)	(11,412)
Depreciation and amortization	(31,835)	(28,974)	(20,095)	(17,903)	(1,674)	(1,611)	(53,604)	(48,488)
General and administrative (1)	(9,826)	(8,558)	(4,802)	(5,758)	(252)	(533)	(14,880)	(14,849)
Asset impairments	(15,496)	-	-	-	-	-	(15,496)	-
Net gain on sale of vessels and equipment	1,643	-	-	-	-	-	1,643	-
Restructuring charges	-	(559)	-	-	-	-	-	(559)
Income from vessel operations	32,773	39,958	28,073	19,085	4,194	3,299	65,040	62,342

Equity income	-	-	4,091	3,703	-	-	4,091	3,703

Calendar-Ship-Days(2)
Shuttle Tankers	3,052	3,158	-	-	-	-	3,052	3,158
FSO Units	540	540	-	-	-	-	540	540
FPSO Units	-	-	450	360	-	-	450	360
Towage Units	88	-	-	-	-	-	88	-
Conventional Tankers	-	-	-	-	360	360	360	360

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore logistics, offshore production and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Teekay Offshore – Offshore Logistics

Offshore Logistics consists of Teekay Offshore’s shuttle tankers, FSO units, and its HiLoad DP unit, towage vessels and one UMS. As at March 31, 2015, the shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up and held for sale, and the HiLoad DP unit. Teekay Offshore is pursuing opportunities to employ the HiLoad DP unit. Of these 33 shuttle tankers, six were owned through 50%-owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by Teekay Offshore. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. These shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. During the first quarter of 2015, Teekay Offshore sold the Navion Svenita shuttle tanker. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in our vessel operating expenses, as much of these expenses are denominated in Norwegian Kroner while our reporting currency is the U.S. Dollar.

As at March 31, 2015, Teekay Offshore’s FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which its ownership interests range from 89% to 100%. Teekay Offshore has commenced the conversion of one shuttle tanker, the Randgrid, into an FSO unit subsequent to the expiry of its shuttle tanker charter contract in the second quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Teekay Offshore’s revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

As at March 31, 2015, Teekay Offshore’s towage vessel fleet consisted of three long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver throughout 2016, all of which Teekay Offshore owns 100%. During the second quarter of 2015, Teekay Offshore took delivery of another two on-the-water vessels and expects to take delivery of another on-the-water long-distance towing and offshore installation vessel during June 2015. Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including floating production, storage and offloading (or FPSO) units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

The average size of Teekay Offshore’s owned shuttle tanker fleet decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, partially offset by the delivery of the HiLoad DP unit in April 2014. The average size of Teekay Offshore’s chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to the redelivery to its owner of the Karen Knutsen in January 2014 and decreased spot in-chartering of shuttle tankers.

The average number of Teekay Offshore’s towing and offshore installation vessels increased for the three months ended March 31, 2015 compared to the same period last year, due to the delivery of the ALP Guard and the ALP Winger during February 2015, and the delivery of the ALP Centre during March 2015.

Income from vessel operations for Teekay Offshore’s Offshore Logistics business decreased to $32.8 million for the first quarter of 2015 compared to $40.0 million for the same period last year, primarily as a result of:

●

a decrease $15.5 million in 2015 from asset impairments on two older shuttle tankers, whose carrying values were written down to the vessels’ estimated fair values resulting from the expected sale of one vessel and a recent change in the operating plan for the other vessel;

●

a decrease of $3.6 million in 2015 due to a decrease in revenues from Teekay Offshore’s contract of affreightment fleet due to lower fleet utilization and the redelivery of a vessel in February 2014 as it completed its time-charter-out agreement, partially offset by an increase in revenues in Teekay Offshore’s time-chartered-out fleet from an increase in rates as provided in certain contracts and from higher average rates from Teekay Offshore’s contract of affreightment fleet;

●	a decrease of $1.8 million in 2015, excluding general and administrative expenses, relating to the commencement of operating expenses and depreciation expense of the HiLoad DP unit from April 2014;

●	a decrease of $1.1 million in 2015 due to a decrease in rates on the recontracting of the Pattani Spirit at a lower charter rate commencing in April 2014 for a further five years; and

●	a decrease of $0.9 million in 2015 due to an increase in depreciation expense due to the amortization of dry-docking costs incurred for four shuttle tankers during early-to-mid-2014;

partially offset by

●

an increase of $4.8 million in 2015, due to a decrease in time-charter hire expense resulting from a decrease in time-charter-in days and the redelivery by Teekay Offshore of the previously in-chartered Karen Knutsen in January 2014, partially offset by drydocking and off hire of the Sallie Knutsen during the first quarter of 2014;

●

an increase of $3.8 million relating to a decrease in crew and manning expenses for the shuttle tankers in 2015 due to the strengthening of the U.S. Dollar against the Norwegian Kroner and the Euro, and a change in the crew composition due to the reflagging of one vessel in early 2014;

●	an increase of $1.9 million in 2015, excluding general and administrative expenses, due to the sale of the Navion Norvegia in October 2014;

●	an increase of $2.6 million due to the delivery of the three towing and offshore installation vessels during the first quarter of 2015;

●	an increase of $1.6 million in 2015 due to the gain on sale of a 1997-built shuttle tanker, the Navion Svenita, to a third party; and

●	an increase of $1.3 million in 2015 due to a decrease in repairs and maintenance expenses for the shuttle tankers compared to the same period last year.

Teekay Offshore – Offshore Production

Offshore Production consists of Teekay Offshore’s FPSO units. As at March 31, 2015, the FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which Teekay Offshore owns 100%, and the Itajai and the Libra FPSO units, of which Teekay Offshore owns 50% each. In October 2014, Teekay Offshore sold a 1995-built shuttle tanker, the Navion Norvegia, to its 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into the Libra FPSO unit for the Libra field located in the Santos Basin offshore Brazil. Teekay Offshore acquired the Petrojarl I FPSO unit from us in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands.

Teekay Offshore uses the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to Teekay Offshore’s vessels and the offshore oil platforms, which generally reduces oil production. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in Teekay Offshore’s revenues and vessel operating expenses.

The average number of Teekay Offshore’s FPSO units increased for the three months ended March 31, 2015 compared to the same period last year, due to the acquisition of the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for the first half of 2016. The unit is scheduled to commence operations in mid-2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP).

Income from vessel operations for Teekay Offshore’s Offshore Production business increased to $28.1 million for the first quarter of 2015 compared to $19.1 million for the first quarter of 2014, primarily as a result of:

●

an increase of $4.7 million in 2015, excluding general and administrative expenses, for the Voyageur Spirit FPSO unit mainly from an increase in daily hire rates primarily due to the charterer’s final acceptance of the charter contract in February 2014, and due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the unit;

●

an increase of $2.9 million in 2015, excluding general and administrative expenses, for the Rio das Ostras FPSO unit mainly as the unit earned a 95% standby rate while it was being relocated to a new oil field during the first quarter of 2014, and a decrease in operating expenses for the unit due to the strengthening of the U.S. Dollar against the Brazilian Real and Norwegian Kroner, and lower repairs and maintenance expenses;

●	an increase of $1.0 million in 2015 from lower general and administrative expenses from the decrease in management fees from us for the existing FPSO units;

●

an increase of $0.9 million in 2015, excluding general and administrative expenses, for the Piranema Spirit FPSO unit mainly due to the strengthening of the U.S. Dollar against the Brazilian Real and Norwegian Kroner resulting in lower crew and repairs and maintenance costs compared to the same period last year; and

●

an increase of $0.7 million in 2015, excluding general and administrative expenses, for the Petrojarl Varg FPSO unit mainly due to lower crew and repairs and maintenance costs, partially offset by a decrease in incentive compensation;

partially offset by

●	a decrease of $1.7 million in 2015 from depreciation expense for the Petrojarl I FPSO unit, which Teekay Offshore acquired from us in December 2014.

Equity income increased to $4.1 million for the first quarter of 2015 compared to $3.7 million for the first quarter of 2014. The increase in equity income was primarily due to a decrease in crew and manning expenses and repairs and maintenance expenses for the Itajai FPSO unit mainly due to the strengthening of the U.S. Dollar against the Brazilian Real, partially offset by an increase in unrealized losses on derivative instruments related to Teekay Offshore’s investment in the Itajai FPSO unit.

Teekay Offshore – Conventional Tankers

As at March 31, 2015, Teekay Offshore owned 100% interests in two Aframax conventional crude oil tankers, which operate under fixed-rate time charters to Teekay, and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters to a 100% owned subsidiary of Teekay. Income from vessel operations increased to $4.2 million for the first quarter of 2015 compared to $3.3 million for the first quarter of 2014, primarily due to a higher amount of reimbursed bunkers.

Teekay LNG

Recent Developments in Teekay LNG

In February 2015, Teekay LNG ordered one newbuilding LNG carrier and were granted four additional newbuilding options by Daewoo Shipbuilding & Marine Engineering Co. (or DSME). In total, Teekay LNG has nine wholly-owned LNG newbuildings on order and scheduled for delivery between early 2016 and late 2018, with four additional newbuilding options. Teekay LNG has entered into time-charter contracts for all but two of the nine ordered newbuildings. In addition, Teekay LNG has a 20% interest in two newbuilding LNG carriers and a 30% interest in another two newbuilding LNG carriers (or the BG Joint Venture) scheduled for delivery between 2017 and 2019 and six newbuilding LNG carriers relating to its 50% owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) scheduled for delivery between 2018 and 2020.

In January 2015, the Magellan Spirit, one of the six vessels (or the MALT LNG Carriers) in Teekay LNG’s joint venture with Marubeni Corporation (or the Teekay LNG – Marubeni Joint Venture) in which Teekay LNG has a 52% ownership interest, had a grounding incident. The vessel was subsequently refloated and returned to service. Teekay LNG expects the cost of such refloating and related costs associated with the grounding to be covered by insurance, less an applicable deductible. The charterer has claimed that the vessel was off-hire for more than 30 consecutive days during the first quarter of 2015, which in the view of the charterer, permitted the charterer to terminate the charter contract, which it claimed to do late-March 2015. The Teekay LNG-Marubeni Joint Venture has disputed both the charterer’s aggregate off-hire claims as well as the charterer’s ability to terminate the charter contract, which originally would have expired in September 2016. The Teekay LNG-Marubeni Joint Venture has obtained legal assistance in resolving this dispute. However, if the charterer’s claim to terminate the charter contract is upheld, Teekay LNG’s 52% portion of the potential lost revenue under the time charter contract from March 28, 2015 to September 30, 2016, would be approximately $27.3 million, less any amounts Teekay LNG may receive from re-chartering this vessel during this time. The impact in future periods from this incident will depend upon its ability to re-charter the vessel and the resolution of this dispute. The charter contract of another MALT LNG Carrier, the Methane Spirit, expired in mid-March 2015 as scheduled. The Teekay LNG-Marubeni Joint Venture has secured some short-term employment, commencing June 2015 for both of the Magellan Spirit and the Methane Spirit at significantly lower charter rates, ranging from 10 days to six months plus extension options and continues to seek medium-term to long-term employment for both vessels.

The Teekay LNG-Marubeni Joint Venture is a party to a loan facility for four of its LNG carriers, including the Magellan Spirit that had the grounding incident in January 2015. Teekay LNG has guaranteed its 52% share of the Teekay LNG-Marubeni Joint Venture’s obligations under this facility. The loan facility contains mandatory prepayment provisions upon early termination of a charter and requires the borrower to maintain a specific debt service coverage ratio. The Teekay LNG-Marubeni Joint Venture is currently in discussions with lenders regarding amendments to this loan facility. Teekay LNG expects that it may need to advance funds to the Teekay LNG-Marubeni Joint Venture to finance approximately $19.5 million of loan prepayments concurrently with amending certain terms of this facility. As at March 31, 2015, Teekay LNG’s 52% share of the outstanding loan amount was $257.9 million.

Operating Results – Teekay LNG

The following table compares Teekay LNG’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the first quarters of 2015 and 2014 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Liquefied Gas Carriers		Conventional Tankers		Teekay LNG Total
	2015	2014	2015	2014	2015	2014

Revenues	75,934	74,964	21,392	26,526	97,326	101,490
Voyage expenses	-	(823)	(318)	(510)	(318)	(1,333)
Net revenues	75,934	74,141	21,074	26,016	97,008	100,157
Vessel operating expenses	(14,306)	(14,714)	(7,328)	(9,542)	(21,634)	(24,256)
Depreciation and amortization	(18,306)	(18,113)	(5,263)	(5,997)	(23,569)	(24,110)
General and administrative (1)	(5,325)	(4,748)	(1,383)	(1,660)	(6,708)	(6,408)
Income from vessel operations	37,997	36,566	7,100	8,817	45,097	45,383

Equity income	18,058	20,373	-	-	18,058	20,373

Calendar-Ship-Days(2)
Liquefied Gas Carriers	1,710	1,620	-	-	1,710	1,620
Conventional Tankers	-	-	720	869	720	869

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to the liquefied gas carriers and conventional tankers based on estimated use of corporate resources.

(2)	Calendar-ship-days presented relate to consolidated vessels.

Teekay LNG – Liquefied Gas Carriers

As at March 31, 2015, Teekay LNG’s liquefied gas fleet, including newbuildings, included 48 LNG carriers and 30 LPG/Multigas carriers, in which its interests ranged from 20% to 100%. The number of calendar-ship-days for Teekay LNG’s liquefied gas carriers consolidated in its financial results increased to 1,710 days for the first quarter of 2015 from 1,620 days for the first quarter of 2014, as a result of the acquisition of the Norgas Napa from I.M. Skaugen SE in November 2014. During the first quarter of 2015, none of Teekay LNG’s consolidated vessels in this segment were off-hire compared to two vessels being off-hire for 46 days in the same period last year.

Income from vessel operations for Teekay LNG’s liquefied gas carriers increased to $38.0 million for the first quarter of 2015 compared to $36.6 million for the first quarter of 2014, primarily as a result of:

●

an increase of $1.6 million, of net revenue in 2015 mainly from the scheduled dry docking and unscheduled off-hire in the first quarter of 2014 for two of Teekay LNG’s LNG carriers, partially offset by the effect on Teekay LNG’s Euro-denominated revenues from the weakening of the Euro against the U.S. Dollar compared to the same period in 2014;

●	an increase of $0.6 million in 2015, as a result of the acquisition and delivery of the Norgas Napa in November 2014; and

●

an increase of $1.4 million in 2015 from lower operating expenses, (primarily due to lower crew wages primarily due to the weakening of Euro against the U.S. Dollar) and purchases in the first quarter of 2014 of spares and consumables for main engine overhauls on two of Teekay LNG’s LNG carriers, partially offset by costs during 2015 to train the crews for two LNG carrier newbuildings that are expected to deliver in the first half of 2016;

partially offset by

●

a decrease of $1.3 million for 2015 due to higher operating expense and dry-docking recovery adjustments under Teekay LNG’s charter provisions for the Tangguh Hiri and Tangguh Sago in the first quarter of 2014; and

●

a decrease of $0.6 million in 2015 from an increase in general and administrative expenses, primarily due to a greater amount of corporate services provided to Teekay LNG by us in 2015 to support its growth.

Equity income related to Teekay LNG’s liquefied gas carriers decreased to $18.1 million for the first quarter of 2015 compared to $20.4 million for the first quarter of 2014, as set forth in the table below:

(in thousands of U.S. Dollars)	Three Months Ended
	Angola LNG Carriers	Exmar LNG Carriers	Exmar LPG Carriers	MALT LNG Carriers	RasGas 3 LNG Carriers	Other	Total Equity Income

Three months ended March 31, 2015	(51)	1,993	6,975	3,879	5,355	(93)	18,058
Three months ended March 31, 2014	(777)	2,720	4,683	8,770	4,977	-	20,373

Difference	726	(727)	2,292	(4,891)	378	(93)	(2,315)

Equity income decreased in the first quarter of 2015 by $2.3 million from the same period last year, primarily as a result of:

●

a decrease of $4.9 million for 2015 in Teekay LNG’s 52% investment in the MALT LNG Carriers primarily due to: a grounding incident and related disputed off-hire claims of the Magellan Spirit during the first quarter of 2015, the scheduled expiration of the Methane Spirit’s time-charter contract on March 16, 2015; and unscheduled off-hire days relating to the Woodside Donaldson; and

●

A decrease of $0.7 million for 2015 in Teekay LNG’s 50% ownership interest in the two LNG carriers (or the Exmar LNG Carriers) due to higher interest expense as a result of the joint venture’s debt refinancing in February 2015;

partially offset by:

●

an increase of $2.3 million for 2015 in Teekay LNG’s 50% ownership interest in the Exmar LPG BVBA (a joint venture with Belgium-based Exmar NV (or Exmar)) primarily due to higher contracted charter rates from four LPG newbuildings delivered during 2014 and early 2015 net of four disposed LPG carriers during 2014, and a loss on the sale of the Temse in the first quarter of 2014;

●

an increase of $0.7 million for 2015 in Teekay LNG’s 33% investment in the four LNG carriers serving the Angola LNG Project (or the Angola LNG Carriers) primarily due to the timing of maintenance and repairs for the Soyo and Lobito; and

●

an increase $0.4 million for 2015 in Teekay LNG’s 40% investment in the four LNG carriers relating to its joint venture with QGTC Nakilat (1643-6) Holdings Corporation (or the RasGas 3 LNG Carriers) primarily due to lower interest expense as a result of principal repayments made during 2014.

Teekay LNG – Conventional Tankers

As at March 31, 2015, Teekay LNG’s conventional tanker fleet included seven Suezmax-class double-hulled conventional crude oil tankers and one Handymax product tanker, six of which it owns and two of which it leases under capital leases. All of Teekay LNG’s conventional tankers operate under fixed-rate charters. The number of calendar-ship-days for Teekay LNG’s conventional tankers decreased to 720 days for the first quarter of 2015 from 869 days for the first quarter of 2014, as a result of the sale of the Algeciras Spirit and the Huelva Spirit in February 2014 and August 2014, respectively.

Income from vessel operations for Teekay LNG’s conventional tankers decreased to $7.1 million for the first quarter of 2015 compared to $8.8 million for the first quarter of 2014, primarily as a result of:

●	a decrease of $1.6 million in 2015, excluding general and administrative expenses, due to the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively; and

●

a decrease of $1.1 million for 2015 due to higher revenues earned in the same period last year by the Bermuda Spirit and Hamilton Spirit relating to an agreement that ended in October 2014 between Teekay LNG and the charterer, which resulted in Teekay LNG earning more revenues when Suezmax tanker spot rates exceeded a certain amount, partially offset by the Bermuda Spirit being off-hire for 27 days in the first quarter of 2014 for a scheduled dry docking;

partially offset by:

●	an increase of $0.7 million for 2015 due to higher revenues earned by the Toledo Spirit relating to the rate adjustment agreement between Teekay LNG and its customer.

Teekay Tankers

Recent Developments in Teekay Tankers

During the first quarter of 2015, Teekay Tankers acquired four modern LR2 product tankers and one Aframax tanker for an aggregate price of $230.3 million. Three of the vessels were delivered in February 2015 while the remaining two vessels were delivered in March 2015. All four LR2 product tankers are trading in the Taurus LR2 pool and the Aframax tanker is on voyage charter until vetting inspections are completed for joining the Aframax RSA.

In December 2014, Teekay Tankers announced that it was in preliminary discussions for an acquisition of a company that would more than double the number of vessels comprising its fleet. Discussions regarding that potential transaction have ceased and Teekay Tankers is no longer pursuing that opportunity.

Operating Results – Teekay Tankers

The following table compares Teekay Tanker’s operating results and number of calendar-ship-days for its vessels for the first quarters of 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the first quarters of 2015 and 2014 to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2015	2014

Revenues	103,878	61,759
Voyage expenses	(3,834)	(1,439)
Net revenues	100,044	60,320
Vessel operating expenses	(22,441)	(22,794)
Time-charter hire expense	(15,003)	(1,052)
Depreciation and amortization	(13,672)	(12,502)
General and administrative	(3,300)	(3,192)
Restructuring charge	(5,324)	-
Income from vessel operations	40,304	20,780

Equity income	2,582	2,594
Calendar-Ship-Days(1)
Conventional Tankers	3,500	2,540

(1)	Calendar-ship-days presented relate to owned and in-chartered consolidated vessels.

Tanker Market and TCE Rates

The positive momentum in crude tanker spot rates during the fourth quarter of 2014 continued into the first quarter of 2015, with rates reaching the highest average first quarter levels since 2008. The strength in crude tanker spot rates was primarily a result of continued low global oil prices, high crude oil supply and winter weather delays. Low global oil prices and high crude oil supply have positively impacted tanker rates in a number of ways, including the following:

●	Lower oil prices are driving onshore strategic and commercial stockpiling, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserves;

●	Refinery throughput has remained high as refiners take advantage of strong refining margins; and

●	Reduced bunker fuel prices have been positive for tanker earnings due to lower voyage operating costs.

Crude tanker rates have been counter-seasonally strong in the first half of the second quarter of 2015 due to increased oil demand which has resulted from ongoing low oil prices, record-high Saudi Arabian oil production, and a relatively light refinery maintenance schedule as refiners defer scheduled maintenance to take advantage of strong refining margins.

LR2 product tanker rates in the first quarter of 2015 averaged the highest for a first quarter since 2006. LR2 product tanker rates have been supported by the ramp up of new refineries in the Middle East, which has encouraged long-haul product exports, while Asian naphtha imports remain historically strong. Low oil prices continue to put downward pressure on naphtha prices in relation to liquefied petroleum gas (LPG), which has led some petrochemical plants to consume naphtha rather than LPG for feedstock purposes.

The global tanker fleet grew by 3.3 million deadweight tonnes (or mdwt), or 0.7%, in the first quarter of 2015. The global Suezmax fleet grew by four vessels, or 0.8%, while the uncoated Aframax fleet grew by only one vessel, or 0.2%, and the LR2 fleet grew by 0.8 mdwt, or 2.8%. Looking ahead, the global tanker fleet is forecast to grow 1.5 to 2.5% in 2015, with growth again weighted towards the product tanker sectors. Another year of negative fleet growth is expected for the Suezmax and uncoated Aframax sectors in 2015.

In April 2015, the International Monetary Fund (or IMF) held its outlook for 2015 global economic growth at 3.5%, consistent with its January 2015 forecast. This marks a modest improvement from global economic growth of 3.4% in 2014. Based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, global oil demand is forecast to grow by 1.1 million barrels day (or mb/d) in 2015, which is 0.3 mb/d higher than demand growth in 2014.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in long-haul tanker demand as more crude oil moves from the Atlantic to Pacific basin. The impact of low prices is also expected to provide support for tanker demand in the first half of 2015.

	Three Months Ended March 31, 2015			Three Months Ended March 31, 2014
	Net Revenues(1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues(3)(4) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts - Suezmax	$35,227	893	$39,433	$19,227	685	$28,079
Voyage-charter contracts - Aframax	$31,573	1,060	$29,794	$6,015	266	$22,591
Voyage-charter contracts - LR2	$17,183	690	$24,899	$3,754	270	$13,905
Voyage-charter contracts - MR	$3,752	200	$18,751	$2,413	180	$13,403
Voyage-charter contracts - VLCC	-	-	-	$468	20	$23,378
Time-charter out contracts - Suezmax	-	-	-	$3,656	180	$20,308
Time-charter out contracts - Aframax	$8,254	469	$17,614	$14,287	812	$17,586
Time-charter out contracts - MR	$1,970	50	$39,036	$3,066	90	$34,069
Total	$97,959	3,362	$29,134	$52,886	2,503	$21,125

(1)

Excludes a total of $2.7 million in pool management fees and commissions payable by Teekay Tankers to Teekay for commercial management for Teekay Tankers’ vessels and $0.5 million in off-hire bunker and other expenses.

(2)	Excludes $5.3 million of crew redundancy costs recovered from one of Teekay Tankers’ customers for the three-month period ended March 31, 2015.

(3)	Excludes interest income from investment in term loans of $9.1 million for the three-month period ended March 31, 2014.

(4)

Excludes a total of $1.5 million in pool management fees and commissions payable by Teekay Tankers to Teekay for commercial management for Teekay Tankers’ vessels and $0.2 million in off-hire bunker and other expenses.

Teekay Tankers – Conventional Tankers

As at March 31, 2015, Teekay Tankers owned 32 double-hulled conventional oil tankers, time-chartered in eight Aframax tankers and two LR2 product tankers from third parties and owned a 50% interest in one VLCC.

Income from vessel operations increased to $40.3 million for the first quarter of 2015 compared to $20.8 million for the same period in the prior year, primarily as a result of:

●	an increase of $13.7 million of revenue resulting from higher average realized time charter equivalent (or TCE) rates earned by Suezmax, Aframax, LR2 and MR tankers for 2015;

●

a net increase of $9.4 million in 2015, primarily due to the addition of one Aframax tanker and four LR2 product tankers that were acquired by Teekay Tankers during 2015, and the addition of seven Aframax tankers and two LR2 product tankers that were in-chartered to Teekay Tankers during late 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014;

●	a net increase of $6.4 million in 2015 due to various vessels changing employment between fixed-rate charters and spot voyage charters;

●	an increase of $1.3 million in 2015 due to a heating coil repair on a Suezmax tanker during 2014; and

●	an increase of $1.0 million in 2015 due to lower crew costs resulting from a change of crew on an MR product tanker during 2015;

partially offset by

●	a decrease of $9.1 million due to the interest income recognized on Teekay Tankers’ investments in term loans in 2014;

●	a decrease of $1.6 million in 2015 due to more off-hire days in the first three months of 2015 resulting from an incident of an Aframax tanker that occurred during late 2014; and

●	a decrease of $1.2 million in 2015 due to higher pool management fees and commissions compared to the prior year.

Equity income was $2.6 million for each of first quarters of 2015 and 2014. Equity income in 2014 included a $2.1 million dilution gain as a result of Teekay Tankers’ reduced ownership in TIL resulting from TIL’s share issuance completed as part of its initial public offering in March 2014, and 2015 included higher equity earnings from TIL as a result of higher average TCE rates earned and a full quarter’s operations of TTOL.

Teekay Parent

Recent Developments in Teekay Parent

On December 7, 2011, the Petrojarl Banff FPSO unit (or Banff), which operates on the Banff field in the U.K. sector of the North Sea, suffered a severe storm event and sustained damage to its moorings, turret and subsea equipment, which necessitated the shutdown of production on the unit. Due to the damage, we declared force majeure under the customer contract on December 8, 2011 and the Banff FPSO unit commenced a period of off-hire while the necessary repairs and upgrades were completed and the weather permitted re-installation of the unit on the Banff field. We do not have off-hire insurance covering the Banff FPSO. The repairs and upgrades were completed in 2014, and the Banff FPSO unit resumed production on the Banff field in July 2014. In May 2015, we entered into a commercial settlement agreement with the charterer where by the charterer agreed to contribute approximately $55 million towards the upgrade costs. The settlement amount is in line with our expectations as at December 31, 2014.

In mid-March 2015, the Petrojarl Knarr FPSO unit (or Knarr) achieved first oil and commenced its charter contract with BG Norge Limited (or BG Norge). In December 2014, Teekay Offshore’s Board of Director’s approved the acquisition of the Knarr from us, subject to the unit completing certain operational tests and commencing its charter contract at full rate, which is expected to occur during the second quarter of 2015. Teekay Offshore’s purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $780 million long-term debt facility and a combination of vendor financing from and new Teekay Offshore common equity units to be issued to Teekay, and a portion of the approximately $121 million of net proceeds from Teekay Offshore’s preferred unit public offering completed in April 2015.

Operating Results – Teekay Parent

The following table compares Teekay Parent’s operating results and number of calendar-ship-days for its vessels for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods.

(in thousands of U.S. dollars, except calendar-ship-days)	Offshore Production		Conventional Tankers		Other and Corporate G&A		Teekay Parent Total
	2015	2014	2015	2014	2015	2014	2015	2014

Revenues	83,005	59,383	16,473	24,771	18,760	28,351	118,238	112,505
Voyage expenses	(9)	-	(78)	(745)	-	(11)	(87)	(756)
Net revenues	82,996	59,383	16,395	24,026	18,760	28,340	118,151	111,749
Vessel operating expenses	(56,893)	(53,092)	(3,634)	(7,759)	(5,567)	(5,155)	(66,094)	(66,006)
Time-charter hire expense	(7,084)	(7,366)	(10,436)	(13,212)	(11,307)	(10,698)	(28,827)	(31,276)
Depreciation and amortization	(21,259)	(18,335)	(713)	(80)	113	57	(21,859)	(18,358)
General and administrative (1)	(5,899)	(5,725)	(510)	(1,122)	(6,169)	(5,658)	(12,578)	(12,505)
Net loss on sale of vessels and equipment	-	-	-	(162)	-	-	-	(162)
Restructuring charges	-	-	-	-	(1,782)	(80)	(1,782)	(80)
(Loss) income from vessel operations	(8,139)	(25,135)	1,102	1,691	(5,952)	6,806	(12,989)	(16,638)

Equity (loss) income	(5,073)	(1,299)	1,525	2,061	(301)	62	(3,849)	824

Calendar-Ship-Days(2)
FPSO Units	292	360	-	-	-	-	292	360
Conventional Tankers	-	-	630	985	-	-	630	985
Gas Carriers	-	-	-	-	180	180	180	180
FSO Units	90	90	-	-	180	90	270	180
Shuttle Tankers	180	180	-	-	-	-	180	180

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses allocated to offshore production, conventional tankers and other and corporate G&A based on estimated use of corporate resources.

(2)	Apart from four FPSO units and one conventional tanker, all remaining calendar-ship-days presented for 2015 relate to in-chartered days.

Teekay Parent – Offshore Production

Offshore Production for Teekay Parent consists of its FPSO units. As at March 31, 2015, Teekay Parent had a direct interest in four 100% owned operating FPSO units.

The Hummingbird Spirit FPSO unit is expected to remain on field until the first quarter of 2016. The Hummingbird Spirit FPSO charter contract includes an incentive compensation component based on the oil price. In addition, the Foinaven FPSO unit’s charter contract includes incentives based on total oil production for the year, certain operational measures, and the average annual oil price. The recent declines in the price of oil has or will negatively impact our incentive compensation under these contracts and may negatively impact our revenues in future periods if the oil price remains at or falls from current levels. As discussed above, the Banff FPSO unit completed its repairs and upgrades following storm damage in December 2011, and resumed production on the Banff field in July 2014. In mid-March 2015, the Knarr FPSO unit achieved first oil and commenced its charter contract with BG Norge, but has not yet achieved full rates under the contract.

The number of Teekay Parent’s FPSO calendar-ship days for the first quarter of 2015 decreased compared to the same period last year due to the sale of the Petrojarl I FPSO unit to Teekay Offshore in December 2014, partially offset by an increase due to the Knarr commencing partial operations in March 2015.

Loss from vessel operations for Teekay Parent’s Offshore Production business improved to $8.1 million for the first quarter of 2015 compared to $25.1 million for the same period last year, primarily as a result of:

●

an increase of $10.7 million in 2015, excluding general and administrative expenses, due to the Petrojarl Banff FPSO unit recommencing operations under its time-charter contract in July 2014, partially offset by the in-process revenue contract being fully amortized in 2014;

●	an increase of $6.8 million in 2015, excluding general and administrative expenses, from the Knarr FPSO unit commencing partial operations; and

●

an increase of $6.6 million in 2015, excluding general and administrative expenses, due to the Petrojarl I FPSO unit’s sale to Teekay Offshore in December 2014 subsequent to its contract expiration and subsequent lay-up in April 2013;

partially offset by:

●

a decrease of $3.1 million in 2015, excluding general and administrative expenses, related to the Petrojarl Foinaven due to a settlement amount received in the first quarter of 2014, partially offset by higher production in 2015 compared to the same period in the prior year due to compressor and sub-sea issues incurred in 2014; and

●

a decrease of $2.4 million in 2015, excluding general and administrative expenses, relating to the Hummingbird Spirit FPSO unit, primarily due to lower incentive revenue earned in 2015 as a result of the recent decline in oil prices.

Teekay Parent – Conventional Tankers

As at March 31, 2015, Teekay Parent had a direct interest in one conventional tanker, two chartered-in conventional tankers from third parties, and four chartered-in conventional tankers from Teekay Offshore. The average fleet size (including vessels chartered-in), as measured by calendar-ship-days, decreased during the three months ended March 31, 2015 compared to the same period in the prior year due to the redeliveries to their owners of two chartered-in Suezmax tankers, one chartered-in Aframax tanker and one chartered-in MR product tanker during 2014, and the sale of four Suezmax tankers during 2014, partially offset by a new time-charter arrangement for two Aframax tankers during 2014 and the addition of one VLCC during 2014. The collective impact from the above noted fleet changes are referred to below as the Net Fleet Reductions.

Income from vessel operations for Teekay Parent’s conventional tankers decreased to $1.1 million for the first quarter of 2015 compared to $1.7 million in the same period in the prior year, primarily as a result of:

●	a net decrease of $1.1 million in 2015 due to the Net Fleet Reductions;

partially offset by

●	an increase of $0.9 million in 2015 due to higher average spot tanker TCE rates.

Teekay Parent – Other and Corporate G&A

As at March 31, 2015, Teekay Parent had two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(Loss) income from vessel operations for Teekay Parent decreased to $(6.0) million for the first quarter of 2015 compared to $6.8 million for the first quarter of 2014, primarily as a result of:

●	a decrease of $6.1 million in 2015 mainly due to the interest income recognized in 2014 related to Teekay Parent’s investment in a term loan which was entered into in 2011 and ended in 2014;

●

a decrease of $4.9 million, excluding general and administrative expenses, due to the Arctic Spirit and Polar Spirit LNG carriers earning lower charter rates commencing in 2015 from new contracts with the existing charterers; and

●	a decrease of $1.7 million in 2015 due to restructuring charges for the reorganization of Teekay’s marine operations and corporate services.

Equity (loss) income decreased to $(3.8) million for the first quarter of 2015 compared to $0.8 million for the first quarter of 2014, primarily due to a deferred tax asset write down and foreign exchange loss in Teekay Parent’s 43% investment in Sevan Marine ASA in 2015.

Other Consolidated Operating Results

The following table compares our other consolidated operating results for the three months ended March 31, 2015 and 2014:

(in thousands of U.S. dollars, except percentages)	Three Months Ended March 31,
	2015	2014	% Change

Interest expense	(51,346)	(49,333)	4.1

Interest income	1,530	1,783	(14.2)

Realized and unrealized loss on non-designated derivative instruments	(83,386)	(47,248)	76.5

Foreign exchange gain (loss)	17,510	(894)	(2,058.6)

Other income	375	8,251	(95.5)

Income tax recovery (expense)	995	(2,798)	(135.6)

Interest Expense. Interest expense increased to $51.3 million for the first quarter of 2015, from $49.3 million for the same period last year, primarily due to:

●

an increase of $5.7 million for 2015 due to Teekay Offshore’s $300 million principal amount of senior unsecured bonds issued during the second quarter of 2014, and the borrowings relating to the Suksan Salamander FSO unit (which commenced operations in the third quarter of 2014) and the ALP Guard, the ALP Winger and the ALP Centre towing vessels (which delivered during the first quarter of 2015);

●	an increase of $3.9 million for 2015, as a result of the Knarr FPSO unit commencing partial operations in March 2015;

●	an increase of $2.0 million for 2015 as a result of further borrowing under a revolving credit facility Teekay Parent entered into in December 2012; and

●	an increase of $1.5 million for 2015 due to increases in the LIBOR rate and higher overall debt balances compared to the same period last year;

partially offset by

●

a decrease of $3.1 million for 2015 as a result of lower debt balances relating to Teekay Parent, Teekay Offshore and Teekay LNG’s NOK senior unsecured bonds due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

●

a decrease of $1.3 million for 2015 due to lower interest on Teekay LNG’s capital lease obligations associated with the sales of the Algeciras Spirit and Huelva Spirit in February 2014 and August 2014, respectively;

●	a decrease of $1.2 million for 2015 due to lower interest on Teekay Parent’s 8.5% bonds from bond repurchases during 2014; and

●	a decrease of $1.5 million for 2015 mainly due to the sale of four Suezmax crude oil tankers along with their related debt facilities from Teekay Parent to TIL during February 2014.

Realized and unrealized losses on non-designated derivative instruments. Realized and unrealized losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the consolidated statements of income. Net realized and unrealized losses on non-designated derivatives were $83.4 million for the first quarter of 2015, compared to $47.2 million for the first quarter of 2014, as detailed in the table below:

	Three Months Ended March 31,
(in thousands of U.S. Dollars)	2015	2014

Realized (losses) gains relating to:
Interest rate swap agreements	(27,889)	(29,490)
Interest rate swap agreement terminations	-	1,000
Foreign currency forward contracts	(5,428)	(1,285)
	(33,317)	(29,775)
Unrealized (losses) gains relating to:
Interest rate swap agreements	(43,660)	(25,398)
Foreign currency forward contracts	(6,329)	3,051
Stock purchase warrants	(80)	4,874
	(50,069)	(17,473)

Total realized and unrealized losses on derivative instruments	(83,386)	(47,248)

The realized gains and losses relate to amounts we actually realized or paid to settle such derivative instruments. The unrealized gains and losses on interest rate swaps for the first quarters of 2015 and 2014 were primarily due to changes in the forward interest swap rates.

During the first quarters of 2015 and 2014, we had interest rate swap agreements with aggregate average net outstanding notional amounts of approximately $3.6 billion and $3.5 billion, with average fixed rates of approximately 3.4% and 3.7%, respectively. Short-term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $27.9 million and $29.5 million during the three-month periods ended March 31, 2015 and March 31, 2014, respectively, under our interest rate swap agreements. We also had a realized gain of $1.0 million during the first quarter of 2014 from the early termination of one interest rate swap. Primarily as a result of the weakening NOK during 2015 from 2014, we recognized realized losses of $5.4 million for the first quarter of 2015 compared to $1.3 million for the first quarter of 2014 under the foreign currency forward contracts.

Primarily as a result of significant changes in long-term benchmark interest rates during 2015 and 2014, we recognized unrealized losses of $43.7 million for the first quarter of 2015 compared to $25.4 million for the first quarter of 2014 under the interest rate swap agreements. Primarily as a result of the weakening NOK during 2015 from 2014, we recognized unrealized losses of $6.3 million for the first quarter of 2015 compared to a gain of $3.1 million for the first quarter of 2014 under the foreign currency forward contracts.

In January 2014, we and Teekay Tankers formed TIL. We and Teekay Tankers invested a total of $50.0 million for an aggregate of 5.0 million shares of TIL’s common stock, representing an initial 20% interest in TIL, as part of a $250 million private placement by TIL. In addition, we and Teekay Tankers received stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in NOK, we and Teekay Tankers may also exercise the stock purchase warrants at 61.67 NOK per share using a cashless exercise procedure. During the first quarter of 2015, we recognized a $0.1 million unrealized loss, compared to an unrealized gain of $4.9 million for the first quarter of 2014 on the stock purchase warrants, which are included in the total unrealized derivative losses. Please read “Financial Statements: Note 15 - Derivative Instruments and Hedging Activities.”

Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Financial Instruments in our Annual Report on Form 20-F for the year ending December 31, 2014, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material variances in realized and unrealized losses on derivative instruments.

Foreign Exchange Gain (Loss). Foreign currency exchange gain was $17.5 million for the first quarter of 2015 compared to a foreign currency exchange loss of $0.9 million for the first quarter of 2014. Our foreign currency exchange gains (losses), substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans, capital leases and restricted cash for financial reporting purposes and the realized and unrealized (losses) gains on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. For the first quarter of 2015, foreign currency exchange gains include realized losses of $4.2 million (2014 - gains of $0.4 million) and unrealized losses of $55.7 million (2014 – gains of $13.3 million) on our cross currency swaps and unrealized gains of $52.7 million (2014 – loss of $14.4 million) on the revaluation of our NOK-denominated debt. For the first quarter of 2015, foreign currency exchange gains (losses) include the revaluation of our Euro-denominated restricted cash, debt and capital leases of $28.3 million as compared to $(0.6) million for the first quarter of 2014.

Income Tax Recovery (Expense). Income tax recovery (expense) was $1.0 million for the first quarter of 2015 compared to $(2.8) million for the first quarter of 2014. The increase in income tax recovery for 2015 was primarily due to: an increase in the deferred tax asset relating to the operation of the Knarr FPSO unit; freight taxes including statute-barred amounts from Venezuela in Teekay Parent and Teekay Tankers; a reversal of an uncertain tax position and recognition of a deferred income tax asset in the first quarter of 2015 in Teekay LNG; and tax adjustments for Teekay Offshore relating to the Rio das Ostras Brazilian entity during the first quarter of 2014, partially offset by an increase in the deferred tax expense relating to the Dampier Spirit resulting from an increase in earnings from a contract extension.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

Teekay Offshore

Teekay Offshore’s business model is to employ its vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow Teekay Offshore’s vessels generate each quarter, excluding a reserve for maintenance capital expenditures and distributions on Teekay Offshore’s preferred units, is generally paid out to its common unitholders within approximately 45 days after the end of each quarter. Teekay Offshore’s primary short-term liquidity needs are to pay quarterly distributions on its outstanding common and Series A and Series B preferred units, to pay operating expenses, dry docking expenditures and its debt service costs and to fund general working capital requirements. We anticipate that Teekay Offshore’s primary sources of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay Offshore’s existing cash and cash equivalents, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months. We expect that Teekay Offshore will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Offshore may pursue to purchase additional vessels from Teekay or third parties, such as the potential Knarr FPSO unit acquisition from Teekay.

Teekay Offshore’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by Teekay Offshore’s fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by its fleet. Teekay Offshore’s primary sources of funds for its long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, Teekay Offshore’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as raising equity.

As at March 31, 2015, Teekay Offshore’s total cash and cash equivalents were $278.8 million, compared to $252.1 million at December 31, 2014. Teekay Offshore’s total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $278.8 million as at March 31, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the final installment payment on the Arendal Spirit UMS in February 2015 and payments for the delivery of three towing and offshore installation vessels in February and March 2015; a reduction in the amount available for borrowing under its revolving credit facilities; and the scheduled repayment or prepayment of outstanding term loans. Subsequent to March 31, 2015 Teekay Offshore issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units in a public offering for net proceeds of $120.8 million, which increased its liquidity.

As at March 31, 2015, Teekay Offshore had a working capital deficit of $281.7 million, compared to a working capital deficit of $124.0 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds maturing in January 2016 to current as at March 31, 2015 and the drawdown of three new debt facilities and an existing revolving credit facility the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of three towing and offshore installation vessels during the first quarter of 2015. Teekay Offshore expects to manage its working capital deficit primarily with net operating cash flow generated in 2015 and, to a lesser extent, with new revolving credit facilities and term loans and equity issuances to replenish liquidity used for newbuilding installments.

Teekay LNG

Teekay LNG’s business model is to employ its vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. The operating cash flow Teekay LNG’s vessels generates each quarter, excluding a reserve for maintenance capital expenditures and debt repayments, is generally paid out to its unitholders within approximately 45 days after the end of each quarter. Teekay LNG’s primary short-term liquidity needs are to pay these quarterly distributions on its outstanding units, payment of operating expenses, dry-docking expenditures and its debt service costs and to fund general working capital requirements. We anticipate that Teekay LNG’s primary sources of funds for its short-term liquidity needs will be cash flows from operations. We believe that Teekay LNG’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash, including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay LNG’s long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by its fleet, while maintenance capital expenditures primarily consist of dry-docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by its fleet. Teekay LNG’s primary sources of funds for its long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, Teekay LNG’s ability to continue to expand the size of its fleet is dependent upon its ability to obtain long-term bank borrowings and other debt, as well as raising equity.

As at March 31, 2015, Teekay LNG’s cash and cash equivalents were $106.4 million, compared to $159.6 million at December 31, 2014. Teekay LNG’s total liquidity, which consists of cash, cash equivalents and undrawn medium-term credit facilities, was $239.6 million as at March 31, 2015, compared to $295.2 million as at December 31, 2014. The decrease in total liquidity is primarily due to installment payments relating to Teekay LNG’s newbuildings. In May 2015, Teekay LNG issued NOK 1 billion in senior unsecured bonds in the Norwegian bond market that mature in May 2020. The aggregate principal amount of the bonds was equivalent to approximately $130 million and all interest and principal payments have been swapped into U.S. Dollars at a fixed rate of 5.92%. The net proceeds from the bond offering are expected to be used for general partnership purposes, including the funding of newbuilding installments.

As of March 31, 2015, Teekay LNG had a working capital deficit of $158.2 million. The working capital deficit includes a $62.5 million current capital lease obligation for two Suezmax tankers, under which the owner has the option to require Teekay LNG to purchase the vessels. However, Teekay LNG does not expect the owner to exercise this option. Teekay LNG expects to manage the remaining portion of its working capital deficit primarily with net operating cash flow, debt refinancing and, to a lesser extent, existing undrawn revolving credit facilities. As at March 31, 2015, Teekay LNG had undrawn medium-term credit facilities of $133.2 million.

Teekay Tankers

Teekay Tankers’ business model is to own and charter out oil and product tankers and it employs a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Teekay Tankers’ primary sources of liquidity are cash and cash equivalents, cash flows provided by its operations, its undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions.

As at March 31, 2015, Teekay Tankers’ total cash and cash equivalents were $40.5 million, compared to $162.8 million at December 31, 2014. Teekay Tankers’ total liquidity, including cash, cash equivalents and undrawn credit facilities, was $200.7 million as at March 31, 2015, compared to $289.0 million as at December 31, 2014. The decrease in total liquidity was primarily the result of Teekay Tankers’ acquisition of five vessels for a total purchase price of $230.3 million, which was partially offset by the proceeds from its new loan facility in the amount of $126.6 million and additional net proceeds of $13.7 million from the issuance of shares of Teekay Tankers’ Class A common stock upon the exercise by the underwriters of their option to purchase additional shares in connection with Teekay Tankers’ December 2014 public offering. We believe that Teekay Tankers’ existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash, including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Teekay Tankers’ short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of its long-term debt, as well as funding its other working capital requirements. Teekay Tankers’ short-term charters and spot market tanker operations contribute to the volatility of its net operating cash flow, and thus its ability to generate sufficient cash flows to meet its short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Teekay Tankers’ long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that Teekay Tankers’ long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that Teekay Tankers will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities Teekay Tankers may pursue to purchase additional vessels from Teekay or third parties.

Teekay Tankers’ primary revolving credit facility is repayable in full in November 2017. As of March 31, 2015, the facility had an outstanding balance of $407.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility will be $349.4 million. Teekay Tankers’ ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the strength of the tanker market. If the tanker market weakens materially, Teekay Tankers may need to raise additional liquidity through the issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, Teekay Tankers may seek to renegotiate its primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest Teekay Tankers pays on amounts borrowed under the facility. In addition, Teekay Tankers’ future liquidity requirements may impact the types of investments Teekay Tankers makes prior to the refinancing of the revolving credit facility.

Teekay Parent

Teekay Parent owns four FPSO units (including the Knarr FPSO unit, which may be acquired by Teekay Offshore in the second quarter of 2015) and one conventional tanker and in-charters a number of vessels. Teekay Parent’s primary short-term liquidity needs are the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on its shares of common stock and scheduled repayments of long-term debt, as well as funding its other working capital requirements. Teekay Parent’s primary sources of liquidity are cash and cash equivalents, cash flows provided by operations, dividends/distributions and management fees received from Teekay Offshore, Teekay LNG and Teekay Tankers, its undrawn credit facilities and proceeds from the sale of vessels to external parties or Teekay Offshore (and in the past, Teekay LNG and Teekay Tankers). As at March 31, 2015, Teekay Parent’s total cash and cash equivalents was $258.7 million, compared to $232.3 million at December 31, 2014. Teekay Parent’s total liquidity, including cash, cash equivalents and undrawn credit facilities, was $266.9 million as at March 31, 2015, compared to $466.8 million as at December 31, 2014. The decrease in liquidity is mainly attributable to a decrease in the amount available on a $500 million equity margin revolver of $76.0 million and a drawdown under the facility of $150.0 million during the three months ended March 31, 2015. The debt is secured on the market value of 23.8 million common units of Teekay Offshore and 25.2 million common units of Teekay LNG owned by Teekay Parent. We believe that Teekay Parent’s existing cash and cash equivalents and undrawn long-term borrowings, in addition to all other sources of cash including cash from operations, will be sufficient to meet its existing liquidity needs for at least the next 12 months.

Our long-term vision is for Teekay Parent to primarily be a general partner whose primary role is that of portfolio manager and project developer. We are targeting to complete the remaining FPSO sales to Teekay Offshore or third parties over the next several years. Once these sales are completed and the net proceeds are applied by Teekay Parent, we do not expect Teekay Parent to have a significant net debt position.

Teekay Corporation - Consolidated

Overall, our consolidated operations are capital intensive. We finance the purchase of our vessels primarily through a combination of borrowings from commercial banks or our joint venture partners, the issuance of equity and debt securities (primarily by our publicly-traded subsidiaries) and cash generated from operations. In addition, we may use sale and lease-back arrangements as a source of long-term liquidity. Occasionally, we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer term financings to prepay outstanding amounts under revolving credit facilities. We have pre-arranged financing of approximately $885.1 million, which mostly relates to our remaining 2015 capital expenditure commitments. We are currently in the process of obtaining additional debt financing for our remaining capital commitments relating to our portion of newbuildings on order as at March 31, 2015. As at March 31, 2015, Teekay Corporation’s total consolidated cash and cash equivalents was $684.5 million, compared to $806.9 million at December 31, 2014. Teekay Corporation’s total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $1.0 billion as at March 31, 2015, compared to $1.4 billion as at December 31, 2014.

Our pre-arranged newbuilding debt facilities are in addition to our undrawn credit facilities. We continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, or the issuance of additional debt or equity securities or any combination thereof.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 8 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from: incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Among other matters, our long-term debt agreements generally provide for maintenance of minimum consolidated financial covenants and nine loan agreements require the maintenance of vessel market value to loan ratios. As at March 31, 2015, these vessel market value to loan ratios ranged from 139.9% to 765.4% compared to their minimum required ratios of 105% to 135%, respectively. The vessel values used in these ratios are the appraised values prepared by us based on second hand sale and purchase market data. A weakening of the conventional tanker, FPSO or LNG/LPG carrier market could negatively affect the ratios. Certain loan agreements require that a minimum level of free cash be maintained and as at March 31, 2015 this amount was $100.0 million. Most of the loan agreements also require that we maintain an aggregate minimum level of free liquidity and undrawn revolving credit lines with at least six months to maturity from 5% to 7.5% of total debt. As at March 31, 2015, this aggregate amount was $402.1 million. We were in compliance with all of our loan covenants at March 31, 2015.

We conduct our funding and treasury activities within corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes. We hold cash and cash equivalents primarily in U.S. Dollars, with some balances held in Australian Dollars, British Pounds, Canadian Dollars, Euros, Japanese Yen, Norwegian Kroner and Singapore Dollars.

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, spot tanker market rates for vessels and bunker fuel prices. We use forward foreign currency contracts, cross currency and interest rate swaps, forward freight agreements and bunker fuel swap contracts to manage currency, interest rate, spot tanker rates and bunker fuel price risks. Please read “Item 3 – Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

(in thousands of U.S. Dollars)	Three Months Ended March 31,
	2015	2014

Net operating cash flows	181,668	103,737
Net financing cash flows	371,056	13,018
Net investing cash flows	(675,117)	(147,423)

Operating Cash Flows

Our net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates, which have increased in recent months after a number of years of historically lower rates. In addition, the production performance of certain of our FPSO units that operate under contracts with a production-based compensation component has contributed to fluctuations in operating cash flows. As the charter contracts of two of our FPSO units include incentives based on average annual oil prices, the recent reduction in global oil prices may negatively impact our operating cash flows.

Net cash flow from operating activities increased to $181.7 million for the first quarter of 2015, from $103.7 million for the first quarter of 2014. This increase was primarily due to a $53.6 million net increase in income from vessel operations before depreciation, amortization, asset impairments, net gain (loss) on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, primarily as a result of increased operating cash flows from our businesses due to higher average TCE rates earned by our conventional tanker fleet, increases in conventional tanker fleet size and increased operating cash flows from our FPSO fleet. We received dividends from our joint ventures of $45.0 million for the first quarter of 2015, compared to $nil in 2014. The increases in cash flow were partially offset by a decrease in changes to non-cash working capital items of $12.7 million, primarily due to the timing of capitalized vessel modifications and a $1.7 million increase in interest expense (net of interest income and including realized losses on interest rate swaps and interest rate swaps terminations) for the first quarter of 2015 compared to the first quarter of 2014.

For further discussion of changes in income from vessel operations before depreciation, amortization, asset impairments, net (gain) loss on sale of vessels and equipment and the amortization of in-process revenue contracts of our businesses, please read “Results of Operations.”

Financing Cash Flows

Teekay’s publicly-traded subsidiaries (or the Daughter Companies) hold most of our liquefied gas carriers (Teekay LNG), offshore assets, including shuttle tankers, FPSO units and FSO and offshore support units (Teekay Offshore) and our conventional tanker assets (Teekay Tankers). From and including the respective initial public offerings of these subsidiaries, Teekay has been selling assets that are a part of these businesses to the Daughter Companies. Historically, the Daughter Companies have distributed operating cash flows to their owners in the form of distributions or dividends. The Daughter Companies typically finance acquisitions, including acquisitions of assets from Teekay, with a combination of net proceeds from public and private issuances of debt and equity securities or the assumption of debt related to acquired vessels. The Daughter Companies raised net proceeds from issuances of new equity to the public and to third-party investors of $20.3 million in the first quarter of 2015, compared to $nil in in the first quarter of 2014. As the sizes of the Daughter Companies have grown through acquisitions, whether from Teekay or otherwise, the amount of their operating cash flows generally has increased, which has resulted in larger aggregate distributions, primarily from Teekay Offshore and Teekay LNG. However, distributions to non-controlling interests decreased to $82.1 million in the first quarter of 2015 from $96.1 million in the first quarter of 2014, due to a dividend paid by one of our consolidated joint ventures in 2014. In addition, distributions from the Daughter Companies to Teekay Parent increased to $45.3 million in the first quarter of 2015 from $43.3 million in the first quarter of 2014.

We use our credit facilities to partially finance capital expenditures. Occasionally, we will use revolving credit facilities to finance these expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. We actively manage the maturity profile of our outstanding financing arrangements. Our proceeds from the issuance of long-term debt, net of debt issuance costs and prepayments of long-term debt, was $570.8 million for the first quarter of 2015, and $176.1 million for the first quarter of 2014. We used these net proceeds primarily to finance capital expenditures. Changes in net proceeds from long-term debt from 2015 to 2014 were primarily the result of variation is the level of capital expenditures during these periods.

Dividends paid by Teekay during the first quarter of 2015 on its outstanding common stock were $22.9 million, compared to $23.5 million in the first quarter of 2014, or $0.3163 per share for each such period. Effective in 2015, after we complete the pending sale of the Knarr FPSO to Teekay Offshore, Teekay’s quarterly dividend payment will be primarily based on the cash flow contributions from our general partner and limited partner interests in Teekay Offshore and Teekay LNG, together with other dividends received, after deductions for parent company level corporate general and administrative expenses and any reserves determined to be required by our Board of Directors.

Investing Cash Flows

During the first quarter of 2015, we incurred capital expenditures for vessels and equipment of $665.1 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $54.7 million of capital expenditures primarily for the installment payments and conversion costs of the Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $321.8 million, including a $167.0 million final installment on the Arendal Spirit UMS, $105.2 million on the three towing and offshore handling vessels delivered in the first quarter of 2015, $14.3 million on FSO conversion costs, $13.8 million for upgrade costs on the Petrojarl I FPSO unit, installments of $5.9 million on the four newbuilding towing vessels and $15.6 million on various other vessel additions. Teekay LNG incurred capital expenditures of $61.7 million relating to newbuilding installments for three of its nine LNG newbuilding vessels equipped with the M-type, Electronically Controlled, Gas Injection (or MEGI) twin engines. In addition, Teekay Tankers incurred capital expenditures of $226.9 million relating to the acquisition of four LR2 product tankers and one Aframax tanker. Teekay Offshore had an increase in restricted cash due to $34.1 million of cash held as security related to the purchase of the three towing and offshore installation vessels. In addition, we invested $7.0 million in our equity-accounted investees, primarily related to Teekay Offshore’s 50% interest in the Libra FPSO joint venture and we were repaid $15.9 million from our equity-accounted investees. During the first quarter of 2015, Teekay Offshore received proceeds of $8.9 million from the sale of a 1997-built shuttle tanker.

During the first quarter of 2014, we incurred capital expenditures for vessels and equipment of $106.3 million, primarily for capitalized vessel modifications and shipyard construction installment payments. Teekay Parent incurred $37.5 million of capital expenditures primarily for the installment payments and conversion costs of the Knarr FPSO unit. Teekay Offshore incurred capitalized expenditures of $66.8 million including the first installment of $46.2 million on the four newbuilding ALP towage vessels and $20.6 million on various other vessel additions. Teekay LNG incurred capital expenditures of $1.6 million relating to newbuilding installments for five LNG newbuild vessels equipped with the MEGI twin engines. In addition, we invested $50.3 million in our equity accounted investees, primarily related to Teekay Tankers and Teekay Parents’ $50.0 million investment in TIL, and received $1.5 million from our equity accounted investees.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The following table summarizes our long-term contractual obligations as at March 31, 2015:

	Total	2015	2016 and 2017	2018 and 2019	Beyond 2019

	In millions of U.S. Dollars
Teekay Offshore
Long-term debt (1) (2)	2,706.9	248.1	887.9	1,066.5	504.4
Chartered-in vessels (operating leases)	22.7	12.1	10.6	-	-
Newbuilding installments/conversion (3)	1,454.9	576.3	876.7	1.9	-

	4,184.5	836.5	1,775.2	1,068.4	504.4

Teekay LNG
Long-term debt (2) (4)	1,853.1	88.0	334.6	818.2	612.3
Commitments under capital leases (5)	71.8	5.8	38.7	27.3	-
Commitments under operating leases (6)	337.7	18.1	48.2	48.2	223.2
Newbuilding installments/shipbuilding supervision (7)	2,651.3	137.1	1,161.0	1,155.5	197.7

	4,913.9	249.0	1,582.5	2,049.2	1,033.2

Teekay Tankers
Long-term debt (8)	711.9	24.3	570.5	76.3	40.8
Chartered-in vessels (operating leases) (9)	85.4	47.3	38.1	-	-

	797.3	71.6	608.6	76.3	40.8

Teekay Parent
Long-term debt (2) (10)	1,846.6	173.2	322.3	528.0	823.1
Chartered-in vessels (operating leases)	25.4	6.8	18.2	0.4	-
Asset retirement obligation	24.2	-	-	-	24.2

	1,896.2	180.0	340.5	528.4	847.3

Total	11,791.9	1,337.1	4,306.8	3,722.3	2,425.7

(1)

Excludes expected interest payments of $62.6 million (remainder of 2015), $133.4 million (2016 and 2017), $70.1 million (2018 and 2019) and $28.9 million (beyond 2019). Expected interest payments are based on LIBOR or NIBOR, plus margins which ranged between 0.30% and 5.75% as at March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Offshore has used as an economic hedge of certain of its variable rate debt and NOK-denominated obligations.

(2)	Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of March 31, 2015.

(3)

Consists of Teekay Offshore’s acquisition of four towing and offshore installation newbuildings and two UMS newbuildings, its 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, the FSO conversion for the Randgrid shuttle tanker, and the acquisition of the three on-the-water long-distance towing and offshore installation vessels. Please read “Item 1 – Financial Statements: Note 10a – Commitments and Contingencies – Vessels Under Construction.”

(4)

Excludes expected interest payments of $35.1 million (remainder of 2015), $69.4 million (2016 and 2017), $31.2 million (2018 and 2019) and $39.9 million (beyond 2019). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR, EURIBOR or NIBOR at March 31, 2015, plus margins on debt that has been drawn that ranged up to 5.25% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that Teekay LNG has used as an economic hedge of certain of its variable-rate debt.

(5)

Includes, in addition to lease payments, amounts Teekay LNG may be required to pay to purchase leased vessels at the end of lease terms. The lessor has the option to sell these vessels to Teekay LNG at any time during the remaining lease term; however, this table assumes that the lessor will not exercise its right to sell the vessels to Teekay LNG until after the lease terms expire, which is during the years 2017 to 2018. The purchase price for any vessel Teekay LNG is required to purchase would be based on the unamortized portion of the vessel construction financing costs for the vessels, which are included in the table above. Teekay LNG expects to satisfy any such purchase price by assuming the existing vessel financing, although Teekay LNG may be required to obtain separate debt or equity financing to complete any purchases if the lenders do not consent to it assuming the financing obligations. Please read “Item 1 – Financial Statements: Note 5 – Vessel Charters.”

(6)	Teekay LNG has corresponding leases whereby Teekay LNG is the lessor and expects to receive an aggregate of approximately $297.5 million under these leases from 2015 to 2029.

(7)

Between December 2012 and February 2014, Teekay LNG entered into agreements for the construction of nine LNG newbuildings. The remaining cost for these newbuildings totaled $1,607.1 million as of March 31, 2015, including estimated interest and construction supervision fees.

As part of the acquisition of an ownership interest in the BG Joint Venture, Teekay LNG agreed to assume BG’s obligation to provide shipbuilding supervision and crew training services for the four newbuilding LNG carriers and to fund Teekay LNG’s proportionate share of the remaining newbuilding installments. The estimated remaining costs for the shipbuilding supervision and crew training services and Teekay LNG’s proportionate share of newbuilding installments, net of the secured financing within the joint venture for the LNG carrier newbuildings, totaled $87.0 million as of March 31, 2015. However, as part of this agreement with BG, Teekay LNG expects to recover approximately $20.3 million of the shipbuilding supervision and crew training costs from BG between 2015 and 2019.

In July 2014, the Yamal LNG Joint Venture, in which Teekay LNG has a 50% ownership interest, entered into agreements for the construction of six LNG newbuildings. As at March 31, 2015, Teekay LNG’s 50% share of the remaining cost for these six newbuildings totaled $957.2 million. The Yamal LNG Joint Venture intends to secure debt financing for 70% to 80% of the fully built-up cost of the six newbuildings, which fully built up cost is estimated to be $2.1 billion.

The table above excludes eight newbuilding LPG carriers scheduled for delivery between 2015 and 2018 in the joint venture between Exmar and Teekay LNG. As at March 31, 2015, Teekay LNG’s 50% share of the remaining cost for these eight newbuildings totaled $172.6 million, including estimated interest and construction supervision fees. Please read “Item 1 – Financial Statements: Note 10c – Commitments and Contingencies – Joint Ventures.”

(8)

Excludes expected interest payments of $6.5 million (remainder of 2015), $9.4 million (2016 and 2017), $1.7 million (2018 and 2019) and $0.6 million (beyond 2019). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.50% at March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that Teekay Tankers has used to hedge certain of its floating-rate debt.

(9)

Excludes payments required if Teekay Tankers executes all options to extend the terms of in-chartered leases signed as of March 31, 2015. If Teekay Tankers exercises all options to extend the terms of in-chartered leases, Teekay Tankers would expect total payments of $58.2 million (remainder of 2015), $71.5 million (2016 and 2017) and $8.4 million (2018).

(10)

 Excludes expected interest payments of $56.3 million (remainder of 2015), $134.6 million (2016 and 2017), $99.9 million (2018 and 2019) and $47.5 million (beyond 2019). Expected interest payments are based on the existing interest rate for a fixed-rate loan at 8.5% and existing interest rates for variable-rate loans that are based on LIBOR or NIBOR, plus margins which ranged between 1.2% and 4.75% as at March 31, 2015. The expected interest payments do not reflect the effect or related interest rate swaps that Teekay Parent uses as an economic hedge of certain of its variable rate debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The details of our equity accounted investments are shown in “Item 18 – Financial Statements: Note 23 – Equity Accounted Investments” of our Annual Report on Form 20-F for the year ended December 31, 2014.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties, are discussed in this section and “Item 5 - Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. There were no significant changes in accounting estimates and assumptions from those discussed in such Annual Report on Form 20-F.

Goodwill

Based on conditions that existed at March 31, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to our reporting units with goodwill might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are referenced in the following section entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three months ended March 31, 2015 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, among others, statements regarding:

●	the timing for implementation, and the terms of the new Teekay dividend policy;

●

the anticipated sale of the Knarr FPSO unit to Teekay Offshore, including the purchase price, the timing of completion of field installation, contract start-up at full charter rate and completion of the sale, and Teekay Offshore’s ability to finance the purchase price;

●	our future financial condition or results of operations and future revenues and expenses;

●

our long-term plans for Teekay Parent to primarily be a general partner whose primary role is that of portfolio manager and project developer, including the anticipated sale of its remaining FPSO units over the next several years and to then have not significant debt position;

●	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

●	the relative size of the newbuilding orderbook and the pace of future newbuilding orders in the tanker industry generally;

●	offshore, LNG and LPG market conditions and fundamentals, including the balance of supply and demand in these markets;

●	our future growth prospects;

●	future capital expenditure commitments and the financing requirements for such commitments;

●

Teekay LNG’s ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter, including Teekay LNG’s 52% owned vessels the Magellan Spirit and the Methane Spirit;

●	the expectation that insurance will cover the costs related to the grounding of the Magellan Spirit, less an applicable deductible;

●

the expected outcome of Teekay LNG’s dispute on the charterer’s claims of the aggregate off-hire time and charter contract termination for the Magellan Spirit and the amount of pre-payments Teekay LNG may need to advance to the Teekay LNG-Maurbeni Joint Venture in connection with the loan facility related to the Magellan Spirit, and the impact of potential negotiations regarding amendments to that loan facility;

●

expected costs, capabilities, delivery dates of and financing for newbuildings, acquisitions and conversions including the UMS, the LNG carriers for Yamal LNG Joint Venture, the LNG carriers acquired by Teekay LNG from BG International Limited, towage vessels, the Libra FPSO unit conversion, and the commencement of service of newbuildings under long-term time-charter contracts;

●	our expectation that the Petrojarl Banff FPSO unit will remain under contract until the end of 2020;

●	the ability of TIL to benefit from the cyclical tanker market;

●	our ability to obtain charter contracts for newbuildings or other vessels;

●	the exercise of options to order additional newbuildings, and the chartering of any such vessels;

●	expected financing for the Yamal LNG Joint Venture;

●	the cost of supervision contract and crew training in relation to, and expected financing of future shipyard installment payments for the BG Joint Venture;

●

the exercise of any counterparty’s rights to terminate a lease, or to obligate us to purchase a leased vessel, or failure to exercise such rights, including the rights under the leases and charters for two of Teekay LNG’s Suezmax tankers;

●	the future valuation or impairment of goodwill;

●	our expectations as to any impairment of our vessels;

●	the adequacy of restricted cash deposits to fund capital lease obligations;

●	future debt refinancings and our ability to fulfill our debt obligations;

●	compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

●	operating expenses, availability of crew and crewing costs, number of off-hire days, dry-docking requirements and durations and the adequacy and cost of insurance;

●	the effectiveness of our risk management policies and procedures and the ability of the counterparties to our derivative contracts to fulfill their contractual obligations;

●	the impact of future changes in the demand and price of oil;

●	the expected resolution of legal claims against us;

●	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and UMS;

●	expected uses of proceeds from vessel or securities transactions;

●	anticipated funds for liquidity needs and the sufficiency of cash flows;

●

our expectations regarding whether the UK taxing authority can successfully challenge the tax benefits available under certain of our former and current leasing arrangements, and the potential financial exposure to us if such a challenge is successful;

●	our hedging activities relating to foreign exchange, interest rate and spot market risks;

●	our business strategy and other plans and objectives for future operations; and

●	our ability to pay dividends on our common stock.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; changes in anticipated levels of vessel newbuilding orders or rates of vessel scrapping; changes in the financial stability of our charterers; changes in trading patterns significantly affecting overall vessel tonnage requirements; the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs, FPSOs, LNG or LPG carriers, UMS or towage vessels; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and our ability to renew or replace long-term contracts or complete existing contract negotiations; shipyard production or vessel conversion delays and cost overruns; changes in our expenses; our future capital expenditure requirements and the inability to secure financing for such requirements; the inability of us to complete vessel sale transactions to our public company subsidiaries or to third parties; potential inability to negotiate and complete the proposed transactions relating to the Yamal LNG Project, including vessel orders and related financing; inherent uncertainties involving litigation and claims; conditions in the capital markets and lending markets; and other factors discussed in our filings from time to time with the SEC, including our Report on Form 20-F for the fiscal year ended December 31, 2014. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 -      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations and changes in interest rates, bunker fuel prices and spot tanker market rates for vessels. We use foreign currency forward contracts, cross currency and interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. Please read “Item 1 – Financial Statements: Note 15 – Derivative Instruments and Hedging Activities.”

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking and overhead costs in foreign currencies, the most significant of which are the Australian Dollar, British Pound, Canadian Dollar, Euro, Norwegian Kroner and Singapore Dollar. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We reduce our exposure at times by entering into foreign currency forward contracts. In most cases, we hedge our net foreign currency exposure for the following nine to 12 months. We generally do not hedge our net foreign currency exposure beyond three years forward.

As at March 31, 2015, we had the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (1)	Average Forward Rate (2)	Fair Value / Carrying Amount of Asset (Liability)(3) $	Expected Maturity
				2015(3) $	2016(3) $	2017(3) $

Euro	27,344	0.88	(1,788)	28,794	2,413	-
Norwegian Kroner	1,128,500	6.96	(22,566)	76,788	76,728	8,585
Singapore Dollar	28,052	1.36	(382)	4,144	16,537	-

			(24,736)	109,726	95,678	8,585

(1)	Foreign currency contract amounts in thousands.

(2)	Average contractual exchange rate represents the contractual amount of the foreign currency one U.S. Dollar will buy.

(3)	Contract amounts and fair value amounts in thousands of U.S. Dollars.

Although the majority of our transactions, assets and liabilities are denominated in U.S. Dollars, certain of our subsidiaries have foreign currency-denominated liabilities. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows. We have not entered into any forward contracts to protect against the translation risk of our foreign currency-denominated liabilities. As at March 31, 2015, we had Euro-denominated term loans of 232.4 million Euros ($249.5 million). We receive Euro-denominated revenue from certain of our time-charters. These Euro cash receipts generally are sufficient to pay the principal and interest payments on our Euro-denominated term loans. Consequently, we have not entered into any foreign currency forward contracts with respect to our Euro-denominated term loans, although there is no assurance that our net exposure to fluctuations in the Euro will not increase in the future.

We enter into cross currency swaps in connection with our NOK bond issuances, and pursuant to these swaps we receive the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of our NOK bonds due in 2015 through 2019. In addition, the cross currency swaps economically hedge the interest rate exposure on the NOK bonds. We have not designated, for accounting purposes, these cross currency swaps as cash flow hedges of our outstanding NOK-denominated bonds. As at March 31, 2015, we were committed to the following cross currency swaps:

Notional Amount NOK	Notional Amount USD	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Carrying Amount of Asset / (Liability)	Remaining Term (years)
		Reference Rate	Margin

700,000	122,800	NIBOR	4.75%	5.52%	(37,042)	0.5
500,000	89,710	NIBOR	4.00%	4.94%	(28,704)	0.8
600,000	101,351	NIBOR	5.75%	7.49%	(30,792)	1.8
700,000	125,000	NIBOR	5.25%	6.88%	(42,933)	2.1
800,000	143,536	NIBOR	4.75%	6.07%	(48,385)	2.8
900,000	150,000	NIBOR	4.35%	6.43%	(44,660)	3.4
1,000,000	162,200	NIBOR	4.25%	6.42%	(45,372)	3.8

					(277,888)

(1)	In thousands of Norwegian Kroner and U.S. Dollars.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Generally our approach is to economically hedge a substantial majority of floating-rate debt associated with our vessels that are operating on long-term fixed-rate contracts. We manage the rest of our floating-rate debt exposure based on our outlook for interest rates and other factors. We have not designated any of our interest rate swap agreements in our consolidated entities as cash flow hedges for accounting purposes.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at March 31, 2015, that are sensitive to changes in interest rates, including our debt and capital lease obligations and interest rate swaps. For long-term debt and capital lease obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date							Fair Value
	Balance of 2015	2016	2017	2018	2019	Thereafter	Total	Asset / (Liability)	Rate(1)
	(in millions of U.S. dollars)

Long-Term Debt:
Variable Rate ($U.S.)(2)	405.7	862.4	939.0	1,367.7	305.6	1,393.9	5,274.3	(5,197.4)	2.1%
Variable Rate (Euro)(3)(4)	10.5	14.9	15.9	127.2	9.1	71.9	249.5	(239.6)	1.5%
Variable Rate (NOK)(4)(5)	86.8	62.0	161.3	210.9	124.1	-	645.1	(637.7)	6.0%

Fixed-Rate Debt ($U.S.)	30.6	34.3	25.5	24.6	319.8	514.8	949.6	(974.0)	6.6%
Average Interest Rate	3.3%	3.5%	3.2%	4.9%	5.9%	7.6%	6.6%

Capital Lease Obligations
Fixed-Rate ($U.S.)(6)	3.3	4.6	28.3	26.3	-	-	62.5	(62.5)	5.5%
Average Interest Rate(7)	5.4%	5.4%	4.6%	6.4%	-	-	5.5%

Interest Rate Swaps:
Contract Amount ($U.S.)(8)	555.0	812.8	494.9	303.6	257.7	1,343.5	3,767.5	(406.0)	3.4%
Average Fixed Pay Rate(2)	3.3%	2.7%	3.7%	2.4%	2.8%	4.0%	3.4%
Contract Amount (Euro)(4)(9)	10.5	14.8	15.9	127.3	9.1	71.9	249.5	(42.6)	3.1%
Average Fixed Pay Rate(3)	3.1%	3.1%	3.1%	2.6%	3.7%	3.8%	3.1%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate, which, as of March 31, 2015, ranged from 0.3% to 3.95% for U.S. Dollar denominated debt. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases.

(2)

Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated and NOK-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2015.

(5)

Interest payments on our NOK-denominated debt and on our cross currency swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars, with the interest payments fixed at rates between 4.94% to 7.49% and interest rate payments swapped from NIBOR plus margins between 4.00% to 5.75% and the transfer of principal fixed between $89.7 million to $162.2 million upon maturity in exchange for NOK 500 million to NOK 1 billion.

(6)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(7)

The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases. Interest rate adjustments on these leases have corresponding adjustments in charter receipts under the terms of the charter contracts to which these leases relate.

(8)	The average variable receive rate for our interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

(9)	The average variable receive rate for our Euro-denominated interest rate swaps is set at 1-month EURIBOR.

Equity Price Risk

We and Teekay Tankers are exposed to the changes in the price of TIL’s common stock. We and Teekay Tankers have stock purchase warrants entitling us and Teekay Tankers to purchase an aggregate of up to 1.5 million shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants vest in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of TIL’s common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrants expire on January 23, 2019.

Commodity Price Risk

From time to time we may use bunker fuel swap contracts relating to a portion of our bunker fuel expenditures. As at March 31, 2015, we were not committed to any bunker fuel swap contracts.

Spot Tanker Market Rate Risk

In order to reduce variability in revenues from fluctuations in certain spot tanker market rates, from time to time we have entered into forward freight agreements (or FFAs). FFAs involve contracts to move a theoretical volume of freight at fixed-rates, thus attempting to reduce our exposure to spot tanker market rates. As at March 31, 2015, we had no FFA commitments.

TEEKAY CORPORATION AND SUBSIDIARIES

MARCH  31, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

See “Part I, Item 1 – Financial Statements: Note 10d – Commitments and Contigencies – Legal Proceedings and Claims” in this Report.

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

●	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
●	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-97746) FILED WITH THE SEC ON DECEMBER 10, 2013;
●	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
●	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004;
●	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007;
●	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010; AND
●	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: June 12, 2015	By: /s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)